Exhibit 4.39

Yacht Building Contract

M/Y Sanlorenzo “1150Exp”
Hull No. 158

between

SANLORENZO S.P.A
(Builder)

and

Roman Explorer Inc.
(Buyer)

Contents

1	Definitions and Interpretation	1
2	Subject of Contract	2
3	Contract Price and Payment	5
4	Property	8
5	Buyer’s Decisions and Buyer’s Supplies	8
6	Buyer’s Right of Inspection	10
7	Modifications	13
8	Acceptance Sea Trials	15
9	Delivery of the Yacht	18
10	Liquidated Damages	21
11	Performance Warranties	22
12	Risk and Insurance	25
13	Default by the Buyer	26
14	Default by the Builder	29
15	Limitations	30
16	Warranty	31
17	Assignment	34
18	Intellectual Property	34
19	Patent Infringement	35
20	Law and Jurisdiction	35
21	Notices	36
22	General Provisions	37
Schedule 1 : Specifications		41
Schedule 2 : General Arrangement Plan		42
Schedule 3 : Change Order Form		43
Schedule 4 : Protocol of Final Delivery and Acceptance		45
Schedule 5 : Form of Milestone Certificate		46
Schedule 6 : Buyer’s Decision List		47
Schedule 7 : Form of Refund Guarantee		48

i

Yacht Building Contract

Dated: 2 May 2024

Between:

(1)
Sanlorenzo S.P.A., a company duly organised and existing in Italy whose registered office is at Via Armezzone 3, Ameglia (La Spezia) Italy, with tax code No. 00142240464, duly represented by its Executive Chairman and Chief Executive Officer, Mr Massimo Perotti (the Builder); and

(2)
Roman Explorer Inc. with address in Marshall Islands at the Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, for itself and its legal representatives, successors and assigns (the Buyer)

(each a Party and together the Parties).

Whereas

(A)
The Builder and the Buyer executed on 11 September 2023 a letter of intent (the LOI) relating to the purchase by the Buyer of a 60.00 metre motor yacht model 1150Exp with Hull No. 158, to be constructed by the Builder.

(B)	The Builder and the Buyer, hereby agree as follows:

1	Definitions and Interpretation

In this Contract unless there is something inconsistent with the context the following terms have the meaning indicated below:

Applicable Date means the date of the keel laying;

Banking Days means a day upon which the banks are open for domestic and foreign exchange business in Germany, Italy and Greece

Buyer’s Decisions has the meaning given in Clause 5.1;

Buyer’s Supplies has the meaning given in Clause 5.1;

Classification Society means Lloyd’s Register of Shipping;

Contract Price means the price specified at Clause 3.1 subject to any adjustments as provided by this Contract;

Day or Days means calendar days;

Delivery means the date on which the Yacht is actually delivered by the Builder to the Buyer in accordance with Clause 9 of this Contract.

Flag State means the Flag and the Shipping Registry of Malta;

General Arrangement Plan means the General Arrangement Plan identified and initialled by the Parties on the date hereof and attached hereto as Schedule 2;

Month means a calendar month.

Permissible Delay means any event or circumstance which permits the postponement of the Scheduled Delivery Date for reasons or events set out herein and which will not give rise to any claim on the part of the Buyer for damage;

Protocol of Final Delivery and Acceptance has the meaning given in Clause 9.2;

Regulatory Bodies means those authorities, bodies and entities having regulatory responsibility and authority in respect of the Yacht or specific areas or parts of the Yacht, as the case may be, whether before or after Delivery under this Contract, which are (i) the maritime authorities of the Flag State and (ii) any other national or international regulatory authorities specified in this Contract and in the Specifications;

REG Yacht Code means the Red Ensign Group Yacht Code (for Yacht’s carrying less than twelve (12) passengers) as applicable and as issued by the Red Ensign Group;

Scheduled Delivery Date means 31 May 2027 subject to extension as provided by this Contract and such Scheduled Delivery Date being subject to this Contract having been signed no later than 5 April 2024;

Sea Trial and its plural Sea Trials have the meaning given in Clause 8;

Specifications means the Specifications identified and initialled by the Parties on the date hereof and attached hereto as Schedule 1;

Works means all the services, equipment, materials, activities and things to be supplied or provided and all works done or to be done by the Builder under this Contract; and

Yard means the shipyards and premises belonging to the Builder where the Yacht is being constructed.

Year means the period of twelve (12) consecutive Months from 1 January to the following 31 December.

In this Contract:

Words importing the singular also import the plural and vice versa and words of any gender also import the other genders; and

Reference to either Party includes its successors, administrators and assigns.

Reference to “writing” or “written” includes email but not fax.

2	Subject of Contract

2.1	Yacht’s Description

2.1.1
The Builder undertakes to design, engineer, build, outfit, launch, complete and deliver to the Buyer one (1) Sanlorenzo 60.00 m Motor Yacht more fully described in Clause 2.1.6 and provisionally known as Hull No. 158 (the Yacht) and the Buyer agrees to purchase and accept delivery of the same for the Contract Price and otherwise upon and subject to the terms and conditions of this Contract, the Specifications and the General Arrangement Plan which are annexed hereto at Schedule 1 and Schedule 2 which form an integral part of this Contract.

2.1.2
The quality of workmanship and finish of the Yacht’s interior will be performed in accordance with first class Italian yacht building standards and in line with the Builder’s highest standards of quality for this type/size of Yacht and, as a minimum standard, reference shall also be made to the MY Para Bellvm, SLM146/500Exp  (the Reference Yacht) but being agreed that this provision only relates to the quality of workmanship and finish and does not provide for the duplication of outfit, installations or interior décor elements, furniture, fabrics and/or materials employed by the Builder on board the Reference Yacht.

2.1.3	The Parties are familiar with the quality contemplated by the Reference Yacht and hereby acknowledge that the same is reflected in the Specifications.

2.1.4	The Specifications consist of the following documents:

(a)	the Sales Specifications (Annex A1) and Spec. Review (Annex A2);

(b)	the List of Variations (Annex B);

(c)	the Décor Specification (Annex C1) and Crew Area Book (Annex C2);

(d)	the Entertainment System Spec. (Annex D)

(e)	the Nav. & Com. Spec. (Annex E)

(f)	the Book of STD Drawings (Annex F)

(g)	Domestic Appliances Spec. (Annex G)

2.1.5	In the event of any conflict between the Contract and the Specifications and/or General Arrangement Plan the following order of precedence shall be applied:

-	the Contract;

-	the Specifications; and

-	the General Arrangement Plan.

2.1.6	The Yacht shall have the dimensions and characteristics stated in the Specifications, including the following main particulars:

-	length overall	Approximately 60.00 m

-	breadth overall	Approximately 10,80 m

-	draft amidship	Approximately 5,40 m

-	gross tonnage	Approximately 1150 GT

-	maximum speed at half load displacement	16 knots

-	main engines	2 x MTU 12V 4000 M63

The speed above mentioned shall be measured at Sea Trial conditions as specified in the Specifications.

2.1.7	The Builder shall design, build, outfit and complete the Yacht in accordance with first class Italian yacht building standards.

2.2	Subcontracting

2.2.1
The Builder shall be entitled to subcontract any parts (but not the whole) of the Works for the construction of the Yacht to reputable, creditworthy and suitably qualified specialist sub-contractors, provided that the Builder shall nevertheless remain responsible towards the Buyer for all work undertaken by sub-contractors and shall ensure that all Work so undertaken is in accordance with the terms and conditions of this Contract.

2.2.2
All contacts and communications with the Builder’s suppliers and sub-contractors shall be made by the Builder only and any instructions/orders will only come from the Builder directly. The Buyer may communicate with a sub-contractor subject to the Builder’s prior consent and shall not in any way interfere or disrupt the Works and the construction process. For the avoidance of doubt all contact with the Builder’s suppliers concerning supplies intended for the Yacht under this Contract shall be made exclusively by and through the Builder.

2.3	Classification and Flag

2.3.1
The Yacht shall comply with the laws, rules, regulations and enactments as stated in the Specifications and as published by the Classification Society and by the Regulatory Bodies as in force at the Applicable Date.

2.3.2	The Yacht shall be built under the survey of the Classification Society to achieve the following Class notation:

“100 A1 SSC, Yacht, Mono, G6 LMC, UMS, IHM”

and shall comply with the Malta Passenger Yacht Code and the REG Yacht Code and being agreed that if the Buyer choses a flag state outside the red Ensign Group or Malta then any additional cost and/or consequences, if any, which may arise by virtue of application of such flag state will be treated in accordance with Clause 7.1 below.

2.3.3
The Builder shall appoint and retain the Classification Society and submit all construction drawings and calculations as necessary to the Classification Society for approval. Classification survey and testing charges relating to the design, construction, and certification (in compliance with the terms of this Contract and the Specifications) of the Yacht shall be for the Builder’s account.

2.3.4	Save as provided at Clause 7.3 below, the Builder will not be obliged to construct the Yacht to comply to the changes to rules and regulations that come into force after the Applicable Date.

2.3.5	Registration of the Yacht with the Flag State on Delivery shall be for the account of the Buyer.

2.3.6
In order to assist the Buyer, at the request of and at no additional cost to the Buyer, the Builder shall provide to the Buyer immediately prior to Delivery of the Yacht specifically requested defaced or non-defaced (where possible) copies of the delivery documents necessary to assist the pre-registration of the Yacht with the Flag State by the Buyer.

2.3.7
The Flag State shall not be altered until the Delivery and acceptance of the Yacht as mentioned at Clause 9. The decision of the Classification Society, and other Regulatory Bodies (as the case may be) shall be final and binding on both Parties as to the Yacht’s compliance or non-compliance with the relevant rules and regulations observance of which is controlled by (as the case may be) the Classification Society or any other Regulatory Bodies.

3	Contract Price and Payment

3.1	Contract Price

3.1.1
The price of the Yacht (the Contract Price) is agreed as € 49.000.000,00 (forty-nine million Euros) and the Builder acknowledges that the Buyer has already paid on account of the Contract Price € 1.000.000 (one million Euros) (the Deposit) on 27 September 2023 in accordance with the terms of the LOI. The Contract Price may be subject to variations in accordance with Clause 3.1.3, Clause 7 (Modifications), Clause 10.1 (Delay) and Clause 11 (Performance Warranties) and the relevant provisions hereof relating to the charging of interest for late payment by the Buyer, but save for these references the Contract Price is fixed.

3.1.2
The Contract Price is exclusive of all value added tax, sales tax, customs and excise duty chargeable in or by the Italian Republic in respect of the sale, supply or delivery of the Yacht.  If the Buyer considers that the Builder should not be liable to charge value added tax then it will be the Buyer’s responsibility to take all such steps and provide all such evidence as the Builder may reasonably require to ensure and show that this is the case under the applicable rules. If the Buyer considers that value added tax shall not be applicable because the Buyer intends to export the Yacht outside the European Union, then in such case the Buyer agrees to deliver to the Builder within and no later than sixty (60) Days from Delivery the following documents: (i) copy of the Yacht’s registration certificate with a non-EU flag, (ii) copy of the constitutional documents of the Yacht’s owning company (being a non-EU based company), (iii) official written evidence that the Yacht has entered a non-EU port, stamped by the competent port authority and (iv) evidence or a declaration from the Buyer confirming that the Yacht’s beneficial owner is a non-EU resident. The Buyer hereby guarantees to indemnify and hereby indemnifies the Builder for the payment of the same.

3.1.3
If, at the end of each calendar Year following the date/Year of the Building Contract (i.e. at the end of each calendar Year of 2024, 2025 and 2026), the official Italian consumer all-item price index for the whole Nation (“CPI”), as determined by the Italian National Bureau of Statistics’ (“ISTAT”), is determined by ISTAT to be greater than 3% (the “Threshold”) for such calendar Year, the Builder shall be entitled to increase the Contract Price by a proportion equal to 50% of the excess of the CPI above the Threshold whereby Buyer’s share shall be up to a maximum capped amount equal to € 500.000 (five hundred thousand Euros), subject to providing relevant written notice to the Buyer together with appropriate documentary evidence of such official determination of the CPI by ISTAT for the relevant calendar Year. Similarly, if the CPI for a corresponding calendar Year as aforesaid is lower than the Threshold, the Buyer shall be entitled to decrease the Contract Price by a proportion equal to 50% of such shortfall whereby Buyer’s share shall be up to a maximum capped amount equal to € 500.000 (five hundred thousand Euros) by providing to the Builder relevant written notice. The Builder shall provide the Buyer with the appropriate documentary evidence of the official determination of the CPI by ISTAT for each of the aforesaid relevant calendar Years as soon as such determination is made and in any case no later than the 31st March of the calendar Year that follows the Year to which the determined CPI refers. Any such notice by the Builder for the increase of the Contract Price must be tendered latest by the 20th April of the calendar Year that follows the Year to which the determined CPI refers, after which the right of the Builder to increase the Contract Price shall be automatically waived, the relevant right being lost.

3.2	Payment Schedule

3.2.1	Payment of the Contract Price shall be made by the Buyer to the Builder by the following instalments and in accordance with the following milestones of the construction programme:

a)	€ 1.000.000	Deposit already paid on 27 September 2023 upon signing of the LOI;
b)	€ 2.000.000	Upon signing of this Contract.
c)	€ 2.000.000	Upon beginning of hull nesting drawing issuing but not earlier than 10 June 2024.
d)	€ 1.000.000	Upon substantial commencement of steel plates cutting of hull central blocks but not earlier than10 September 2024.
e)	€ 1.000.000	Upon substantial completion of hull central body single blocks (excluded aft & forward block) but not earlier than 15 December 2024.
f)	€ 3.000.000	Upon the main engines being placed on board on their seatings, not earlier than 10 June 2025.
g)	€ 3.500.000	Upon commencement of internal crew wall erection not earlier than 10 December 2025
h)	€ 9.000.000	Upon commencement of furniture installation on the lower deck guest area but not earlier than 10 June 2026.
i)	€ 9.000.000	Upon SD and OD teak decks being laid down excluded staircases, steps, hard top supports floor and scuppers margin planks but not earlier than 10 December 2026.
i)	€ 8.000.000
Upon launch of the Yacht but not earlier than 28 February 2027 provided that if the Scheduled Delivery Date on account of delays known at the time of the launch of the Yacht has been extended, such date will be extended for the same amount of Days.

j)	€ 9.500.000 (subject to any adjustments of the Contract Price pursuant to the terms of this Contract).	Upon Delivery of the Yacht

3.3	Payment Terms

3.3.1
The foregoing instalments other than the first, the second and the last instalment will become due and payable within three (3) Banking Days after endorsement by the Buyer’s Representative of the relevant milestone certificate in the form attached hereto as Schedule 5 stating that the relevant construction milestone has been completed in accordance with this Contract (the Due Date). If the Buyer’s Representative declines or fails to endorse any such milestone certificate within three (3) Banking Days of receipt, then the Builder shall be entitled (provided the Buyer has not submitted the matter to the Technical Expert referred to in Clause 20.1.3) to submit the Milestone Certificate for signature by the Classification Society and the Buyer shall accept the relevant milestone certificate so signed as valid and binding and with the same force and effect as a milestone certificate endorsed by the Buyer’s Representative.

3.3.2
Except for the instalments described under Clause 3.2.1 letter a) and b) above, the Builder will give the Buyer at least five (5) Banking Days’ notice of the date on which each payment is expected to become due in accordance with the above payment schedule.  The Builder will issue an invoice for each instalment as aforesaid.

3.3.3
All payments made by the Buyer before the Yacht is delivered and accepted are in the nature of advances to the Builder and are liable to be refunded to the Buyer on lawful termination of this Contract subject to and in accordance with the provisions of this Contract.

3.3.4
It is a fundamental term of this Contract that the Builder’s obligation to reimburse all payments made by the Buyer to the Builder on account of the Contract Price in accordance with Clause 3.2.1 above, but with the exclusion of the instalment described under Clause 3.2.1 letter (j), shall be secured under and pursuant to refund guarantees issued by a First Class International Bank (the Refund Guarantee(s)) and the form and substance of such Refund Guarantees to be in the terms of the draft annexed hereto at Schedule 7.

3.3.5
Notwithstanding anything to the contrary contained in this Contract, the Buyer shall be under no obligation to pay to the Builder any of the instalments of the Contract Price specified at Clause 3.2.1 above (but excluding always the instalment described at Clause 3.2.1 letter (j)) unless and until a Refund Guarantee for an amount equal to such relevant instalment shall have been issued and delivered by the Builder to the Buyer.

3.3.6
The Builder will be responsible for arranging the Refund Guarantees. The cost for placing and maintaining the Refund Guarantees will be for the Buyer’s account and such cost for the Buyer shall be capped at a maximum of 0,4% calculated on an annual basis on the amounts being secured from time to time.  Any cost over such capped amount shall be for the account of the Builder.

3.4	Payment for Modifications

3.4.1	Unless otherwise agreed in writing, payment for any modification under Clause 7 will be made as follows:

(a)	50% within five (5) Banking Days after the modification is agreed and the relevant Change Order in the same form appended hereto as Schedule 3 is signed by both Parties; and

(b)	the remaining balance of 50% to be paid on Delivery.

3.5	Payment Details

3.5.1	Unless the Builder directs otherwise all payments must be made to the credit of the Builder’s bank account which will be communicated in writing by the Builder and confirmed by telephone.

3.5.2	All expenses of remitting payments will be for the Buyer’s account.

3.5.3
Save for any liquidated damages payable by the Builder in accordance with this Contract, all sums due and owing by the Buyer under this Contract will be paid without set-off, counterclaim or deduction on any account whatsoever.

3.5.4
If any sum owing to the Builder is not received by the Due Date then the Builder may charge interest thereon from the Due Date until the date of payment calculated on a daily basis at the rate three (3) percentage points above (3) three-month Euribor from time to time.

3.5.5
If any sum which is properly due and payable to the Builder is not received by five (5) Banking Days after the Due Date then the period from the Due Date until payment in full is received will constitute a Permissible Delay and the Scheduled Delivery Date will be extended accordingly and the Builder may suspend Works on the Yacht until such sum and all accrued interest thereon are received in full.

4	Property

4.1.1
The Yacht shall be registered by the Builder in the relevant Italian registry of vessels under construction under the Builder’s name and property and shall remain at all times property of the Builder until Delivery to the Buyer in accordance with this Contract and payment by the Buyer to the Builder of any sum due to the Builder under this Contract.

4.1.2
Prior to Delivery and acceptance of the Yacht and payment by the Buyer to the Builder of any sum due to the Builder under this Contract, the Buyer will not be entitled at any time and to create or incur, or permit to be created or incurred any mortgages, charges, liens or other whatsoever encumbrances on the Yacht, its materials or equipment.

5	Buyer’s Decisions and Buyer’s Supplies

5.1	Buyer’s Timetable

5.1.1
To enable the Builder to complete and deliver the Yacht in accordance with this Contract the Buyer is required to make and notify certain decisions, approvals and selections with respect of colours, decorative schemes, internal and external layout of the Yacht’s living areas, furniture and other optional items (hereinafter called the Buyer’s Decisions) and to supply certain materials and equipment (hereinafter called the Buyer’s Supplies) within specific dates.  The Builder is to accommodate and assist in the safe storage/embarkation of all the Buyer’s Supplies without any extra cost  but excluding objects d’art and valuables. The Buyer acknowledges that timely completion and Delivery of the Yacht by the Builder is dependent on timely notification of the Buyer’s Decisions and timely delivery of the Buyer’s Supplies, all of which must conform to the requirements of this Contract and the Specifications.

5.1.2	The due date for certain of the Buyer’s Decisions is set out in the Buyer’s Decision List attached hereto as Schedule 6 and in each case not later than the due date therein indicated, the Buyer must:

(a)	notify the Builder of the Buyer’s Decisions; and

(b)	deliver all Buyer’s Supplies to the Builder in good condition, ready for immediate installation on board the Yacht.

5.1.3
Notification of a Buyer’s Decision must include all supporting information reasonably required to enable the Builder immediately to implement the same, as notified in advance by the Builder. Once notified to the Builder a Buyer’s Decision will be final and binding and any subsequent variation of a Buyer’s decision will be treated as modification pursuant to Clause 7 below.

5.2	Buyer’s Delay

5.2.1
If the Buyer fails to notify the Builder of any Buyer’s Decision by the Due Date or fails to deliver in a timely manner or by the relevant date indicated from time to time by the Builder any Buyer’s Supplies which require installation then:

(a)	the delay in completion of the Yacht caused by the Buyer’s failure will constitute a Permissible Delay and the Scheduled Delivery Date will be extended accordingly; and

(b)	the Builder may, at its sole discretion, suspend Work on any affected part of the Yacht until such notification of that Buyer’s Decision or delivery of that Buyer’s Supply is received.

5.2.2
Without prejudice to the above, any failure by the Buyer to notify its decision or deliver the Buyer’s Supplies as aforesaid will entitle the Builder (at any time by not less than fifteen (15) Days’ notice in writing to the Buyer) to specify a final deadline for such notification or delivery.  If the Buyer fails to comply with such notice then the Builder will be entitled, at its own discretion, to proceed with construction of the Yacht using its own reasonable judgment on the matter to be approved, decided or selected and either without the Buyer’s Decision or without the Buyer’s Supplies in question or with such substitute materials and equipment as may reasonably be necessary in the circumstances.

5.2.3
The provisions of this Clause 5.2 will not apply to loose items of Buyer’s Supply not requiring to be fitted to the Yacht by the Builder.  If the Buyer fails to deliver any such item by the Due Date indicated as aforesaid and/or as otherwise required by this Clause 5 then:

(a)	the Builder will be entitled to deliver the Yacht without such item and its absence will not prevent the Yacht from being ready for delivery in accordance with this Contract; and

(b)
the Buyer must accept any consequential effect on the characteristics and performance of the Yacht (for example, increased noise levels resulting from the absence of loose furniture which would otherwise have absorbed noise).

5.3	Buyer’s Supplies

5.3.1
When received the Builder will be responsible for storing the Buyer’s Supplies and installing them on or in the Yacht, provided that the Buyer must pay the documented additional cost of insuring the Buyer’s Supplies (excluding without limitation paintings, sculptures, art objects and the like which will be insured at the Buyer’s care and cost) having an aggregate total value greater than €500,000 (five hundred thousand Euros). When delivering Buyer’s Supplies, the Buyer must provide all supporting information, diagrams, manuals and the like reasonably requested by the Builder to enable the Builder immediately to install and commission the same.  The Builder will have no obligation to inspect or test any Buyer’s Supplies and no responsibility for any defect therein or any adverse effect they may have on the overall design, integrity and performance of the Yacht.

5.3.2
Any value added tax, duties, taxes, customs, levies and other charges which might be imposed on the importation of the Buyer’s Supplies into Italy and all fees and expenses of customs agents, bonded warehouses and the like will be for the Buyer’s account and the Buyer will indemnify the Builder against the same. The Buyer shall promptly provide the Builder with such evidence as the Builder may reasonably request to evidence the Buyer’s importation of the said Buyer’s Supplies.

5.3.3
The Builder shall provide the reasonable assistance and cooperation to the Buyer in relation to the delivery of Buyer’s Supplies and storage to the Yard and the Buyer shall be entitled to request the Builder to purchase certain items of Buyer’s Supplies directly from the relevant suppliers. The Builder will have full liberty to reasonably accept and/or reject the Buyer’s request and upon acceptance, the Builder will issue an “Additional Items of Supply Form” setting out the price to be paid by the Buyer to the Builder with respect to the relevant item to be supplied by the Builder in accordance with this Clause 5.3.3 and any consequences, if any to the Scheduled Delivery Date based on the delivery schedule of such item of additional supply. The Builder shall not be entitled to apply any mark-up in respect of such Buyer’s Supplies.

5.3.4
It is further agreed that the terms of Clause 5.2 above with respect to Permissible Delays attributable to late delivery of Buyer’s Supplies will apply to any delay that may arise with respect to the late delivery of any additional items of supply that may be ordered from time to time by the Builder under the terms of Clause 5.3.3 above and being agreed that the Builder shall not be responsible for any delays in delivery of such items by the relevant supplier.

5.3.5
Additional items of supply ordered in accordance with Clause 5.3.3 will be insured in accordance with Clause 12.2.1. The Buyer will be obliged to pay any additional premium costs for any increase in the limit of cover required for such additional items of supply.

6	Buyer’s Right of Inspection

6.1	Buyer’s Representative

6.1.1
The Buyer may nominate a representative (the Buyer’s Representative) who will be based at the Builder’s premises and will have access to the Yard, during normal working hours and at any other time when work is being carried out on the Yacht, for the purpose of inspecting the Yacht during construction.  The Builder will use its best and reasonable endeavours to arrange similar rights of access to the premises of sub-contractors where substantial Works in relation to the Yacht are being carried out.

6.1.2
The Buyer may from time to time nominate a replacement Buyer’s Representative in accordance with this Clause 6.1 but it will be a condition of any such nomination that the replacement Buyer’s Representative is fully briefed on all matters relevant to this Contract by his predecessor or otherwise on behalf of the Buyer.

6.1.3
The Buyer’s Representative may be accompanied by up to three (3) other suitably qualified persons when attending the Builder’s Yard, herein including the designated crew of the Yacht, provided that at least three (3) Banking Days’ prior written notice must be given by the Buyer to the Builder before each visit of the Buyer’s Representative and its assistants (the Builder’s consent not to be unreasonably withheld or delayed).

6.1.4
The Buyer’s Representative and any other persons as aforesaid must be accompanied, whenever the Builder deems reasonably necessary, by a Builder’s authorised representative during attendances at the Yard and at any sub-contractors’ premises and while in proximity to any yachts (including the Yacht) under construction at the Yard, provided that the Builder undertakes that the appointment of such Builder’s authorised representative will not delay or hinder the Buyer’s Representative.  One office at no extra cost with internet and printing facility for the Buyer’s Representatives and crew to be arranged in facilities and office spaces owned by the Builder in close proximity of the Yard.

6.1.5
Within and no later than ten (10) Days from signature of this Contract the Buyer will notify to the Builder in writing all details of the appointed Buyer’s Representative who will have full authority to represent the Buyer. This Clause 6.1.5 will apply each time the Buyer nominates a replacement in accordance with Clause 6.1.2 above.

6.1.6
If the Builder (acting reasonably and in good faith) considers the Buyer’s Representative to be unsuitable, not performing its duties under this Contract and/or interfering with the Works, the Builder may request the Buyer to replace the Buyer’s Representative with a substitute and suitable Buyer’s Representative and the Buyer shall give prompt consideration to the Builder’s request if the Builder’s concerns are reasonably founded.

6.1.7
At least forty-five (45) Days prior to Delivery, the Buyer’s appointed Captain and appointed chief engineer will be granted access to the Yard and to the Yacht in order to familiarise themselves with the Yacht and her equipment. Any costs relating to such visits of the appointed Captain and appointed Chief Engineer will be for the Buyer’s account and the Buyer will notify the Builder in writing and at least ten (10) Days in advance before their first visit and thereafter reasonably prior notice for any subsequent visit.

6.2	Builder’s Designated Personnel

6.2.1
The Builder shall appoint a suitably qualified and experienced project manager who is fluent in English (the Builder’s Project Manager) who shall be responsible for supervision of the construction of the Yacht in accordance with the terms and conditions of this Contract and who shall have the authority to represent and speak on behalf of the Builder in connection with the construction of the Yacht. The Builder’s Project Manager shall be the direct contact of the Buyer and the Buyer’s Representative for the performance and execution of this Contract. The Builder’s Project Manager shall receive on behalf of the Builder all consents, approvals, orders, instructions, communication and information given by the Buyer or Buyer’s Representative within a reasonable time.

6.2.2
The Builder’s Project Manager may (from time to time) designate other personnel within the Builder’s organisation to whom the Buyer’s Representative must notify all material remarks and make all reports concerning the Yacht. The Buyer’s Representative must not otherwise make any material remarks or give any direct instructions to any of the Builder’s employees, sub-contractor or suppliers.  Approvals and/or decisions given or made by the Buyer’s Representative in writing will be binding upon the Buyer.

6.3	Notification of Defects and Non Conformities

6.3.1
The Buyer’s Representative will notify the Builder’s designated personnel promptly of any alleged defects or non-conformities that have come to his attention, giving reasonable particulars of the nature and extent of the alleged defect or non-conformity and (if practicable and appropriate) suggestions for rectifying the same.  If any such alleged defect or non-conformity is disputed by the Builder and/or the Buyer considers that the Builder has failed to take the necessary steps to rectify the same then either party may refer the dispute for resolution in accordance with Clause 20.

6.3.2
Notwithstanding anything to the contrary contained in this Contract, no failure by Buyer or the Buyer’s Representative to discover any defect or non-conformity shall relieve the Builder of its obligation to design, construct, equip, outfit and finish the Yacht in accordance with the requirements of this Contract and the Specifications.

6.4	Duties, Facilities and Expense

6.4.1	The Buyer’s Representative will:

(a)	obey the Works rules prevailing at the Yard and the premises of sub-contractors;

(b)	perform his duties diligently and carefully and do nothing to impede or delay construction and delivery of the Yacht; and

(c)	be deemed to speak for and have authority to represent the Buyer in all matters relating to the construction of the Yacht and this Contract.

6.4.2	The Builder will furnish the Buyer’s Representative and his assistants with reasonable facilities at the Yard to enable them to fulfil their duties including telephone and internet connection.

6.5	Risk

6.5.1
The Buyer’s Representative shall attend the Yard and sub-contractors’ premises at the risk and expense of the Buyer and the Builder shall be under no liability whatsoever to the Buyer or the Buyer’s Representative for any death, personal injury, loss or damage whatsoever suffered by them, including, but not limited to, any death, or personal injury of the Buyer’s Representative or any damage to or loss to or destruction of any property of the Buyer’s Representative unless and to the extent that any such death, personal injury, damage, loss or destruction is caused by the gross negligence or reckless disregard of the probable consequences of the Builder or any sub-contractor or any of their respective employees.

6.5.2
Save to the extent that any death, personal injury, damage, loss or destruction is caused by any such reckless disregard or gross negligence on the part of the Builder or any sub-contractors or any of their respective employees acting within the scope of their employment, the Buyer shall indemnify the Builder and hold it harmless against any claims and costs whatsoever and howsoever arising which may be brought by the Buyer’s Representative as a direct result or an indirect result of the Buyer’s Representative’s attendance at the Yard or supervision of any part to the Works.

6.5.3
The Buyer’s Representative and/or officers and/or crew attending the Yard from time to time shall be adequately insured under a policy covering personal injury and third party liability claims (at the Buyer’s cost) and the Buyer shall provide the Builder with a copy of such insurance cover.

6.5.4
The Buyer shall be under no liability whatsoever to the Builder for any death, personal injury, loss or damage whatsoever suffered by it or its employees, sub-contractors and agents, including, but not limited to, any death, or personal injury unless and to the extent that any such death, personal injury, damage, loss or destruction is caused by the gross negligence or reckless disregard of the probable consequences of the Buyer or any of its employees or representatives.

7	Modifications

7.1	Buyer’s Modifications

7.1.1
The Buyer may request, in writing, modifications to the Specifications, including the General Arrangement Plan and/or the design and construction of the Yacht as they are defined in this Contract (the Modification). Upon receipt of a request for a Modification and unless such Modification or accumulation of such Modifications will, in the Builder’s reasonable judgement, acting in good faith, materially and adversely affect the Builder’s planning or programme in relation to the Builder’s other commitments, the Builder shall promptly (but as soon as practicably possible) advise the Buyer of the following consequences (if any) caused by such modification (together the Consequential Effects), by means of a change order substantially in the same form appended hereto as Schedule 3 (the Change Order):

(a)	adjustment of the Contract Price;

(b)	adjustment of the Scheduled Delivery Date;

(c)	adjustment of the speed, range, noise, vibration values and/or other performance of the Yacht as defined in the Specifications;

(d)	adjustment of light ship weight (which directly impacts on the draught of the Yacht); and

(e)	any other adjustment of this Contract, the Specifications and the General Arrangement Plan or to the Buyer’s interior outfitting or the Yacht’s accommodation.

7.1.2
The Buyer shall have five (5) Banking Days within which to make a final decision as to whether or not to accept or reject the Change Order.  Should the Buyer fail to respond within five (5) Banking Days, the Builder’s proposal shall be deemed to be rejected and the Builder shall proceed with the construction of the Yacht as if no such Modification had been requested by the Buyer.

7.1.3
All material engineering time incurred in pricing and investigating any Modification shall be for the account of the Buyer whether or not the Modification is agreed by the Buyer.  The Builder will provide reasonably detailed documentation relating to the engineering cost incurred by reason of the Modification’s request.

7.1.4
The Buyer will use reasonable endeavours to keep the Modifications to the Specifications and to the General Arrangement Plan to a minimum.  The Builder shall be entitled to continue production on the basis of the Specifications and General Arrangement Plan until an agreement has been reached, as stated above.

7.1.5	The Builder will be entitled as its sole discretion to refuse any Modification request received by the Buyer in the six (6) Months falling prior to the Scheduled Delivery Date.

7.2	Builder’s Modifications

7.2.1
Subject to the Buyer’s written consent (which shall not be unreasonably withheld or delayed), the Builder will be entitled to make minor changes to the Specifications and drawings, not affecting the Yacht’s performance characteristics under this Contract if such changes are found necessary to suit the Yard’s local conditions and facilities, the availability of materials and equipment, the introduction of improved production methods or otherwise.

7.3	Modifications by Regulatory Bodies and Classification Society

7.3.1
In the event that subsequent to the Applicable Date (in accordance with Clause 2.3) any modifications, deletions or additions are made to the laws, rules, regulations or enactments of the Regulatory Bodies and such modifications, deletions or additions are compulsory for the Yacht, the Builder shall forthwith notify the Buyer of a Change Order according to Clause 7.1 and the Buyer shall approve it as may be appropriate in the circumstances.

7.3.2
If there is a possibility of obtaining a waiver, the Buyer may, at its option, apply for a formal waiver of compliance from the Classification Society or the relevant Regulatory Body.  Should such waiver be applied for, the Buyer shall agree with the Builder a time limit after which, if the waiver has not yet been obtained, the Builder will proceed with the compulsory modifications, deletions or additions. Any documented additional cost of constructing the Yacht arising from the application for such waiver whether or not obtained shall be for the account of the Buyer and shall be payable by the Buyer on demand, provided that the Builder undertakes to provide to the Buyer as much notice as is reasonably possible of any such additional cost. The Scheduled Delivery Date of the Yacht may be extended by the delay to the completion of the Yacht directly caused by such application, provided always that the Builder undertakes to continue any work on the Yacht during the waiver application which is not directly affected by the waiver application.

7.3.3
If there is no possibility of obtaining a waiver, or the Buyer elects not to apply for a waiver, or if an application for a waiver is finally refused, then the Modification will be treated as a compulsory Modification which the Builder must carry out subject to agreement or determination of the Consequential Effects as hereinafter provided.

7.3.4
The parties will negotiate in good faith and endeavour to agree as soon as possible the Consequential Effects of any compulsory modification.  If the parties cannot reach agreement on such Consequential Effects within fifteen (15) Days after the Builder’s notification under Clause 7.3.1 then such dispute shall be referred for resolution in accordance Clause 20.1.3 (but with the exclusion of price quotes and price estimates of the Builder which are outside the jurisdiction of the Technical Expert), but any time required to obtain such final determination shall constitute a Permissible Delay, provided that the Builder shall not suspend Works on those parts of the construction which are unaffected by such decision.

7.4	Payment for adjustments of price

7.4.1	The adjustments to the Contract Price made under Clause 7 shall be paid by the Buyer in accordance with Clause 3.4.

7.4.2
For all modifications (whether voluntary or compulsory), any proposed consequential adjustments to the Contract Price will be supported by a breakdown showing the manner in which the adjustment has been calculated, including (without limitation) such matters as the number of man-hours (labour, design and engineering personell) together with the quotations in respect of the cost of materials on top of which 10% mark-up will be added calculated on the following basis:

(a)	The labour charges are calculated as follows: €50.00 (fifty Euros) per hour for production personnel and €90.00 (ninety Euros) per hour for engineering personnel; and

(b)
All additional materials and equipment, and amounts required under subcontractors and suppliers in respect of the Modification shall be charged at the verified cost plus an agreed profit margin of ten (10) per cent (10%) net of any taxes and import duties on such materials, provided that there shall be no adjustments or extra costs for management and logistics expenses in relation to such modifications.

7.4.3
In the event of any adjustment to the Scheduled Delivery Date pursuant to a Modification, the Builder shall procure a commensurate extension to the expiry date of the Refund Guarantee issued pursuant to Clause 3.3.4 above.

8	Acceptance Sea Trials

8.1	Notice

8.1.1
The Builder shall provide not less than ten (10) Days’ written notice to the Buyer of the time and place of the acceptance Sea Trials (Sea Trials) of the Yacht and the Buyer shall promptly acknowledge receipt of such notice. The Buyer shall have the right to have the Buyer’s Representative attend on board the Yacht to witness the Sea Trials and the Builder shall arrange for the attendance of representatives of the Classification Society and, if applicable and required, representatives of the manufacturers and/ or suppliers of the Yacht’s main equipment, the Flag State and any other relevant Regulatory Bodies as may be applicable.  If the Buyer or the Buyer’s Representative does not attend any Sea Trial for any reason such Sea Trial shall be repeated with the Buyer or the Buyer’s Representative being present upon the Builder’s providing not less than ten (10) Days’ written notice to the Buyer of the time and place of such Sea Trial and the Scheduled Delivery Date will be automatically postponed by the number of Days calculated from the date of the Builder’s first notice of Sea Trials until the date of completion of the Sea Trial. Failure by the Buyer and/or by the Buyer’s Representative to attend shall be deemed to be a waiver by the Buyer of its right to be present and shall not invalidate such Sea Trials or the results and conclusions thereof.  The Builder may thereupon conduct the Sea Trials without the Buyer’s Representative being present and the Buyer shall accept the results of the relevant Sea Trials as being validly completed on the basis of a certificate signed by the Builder and, where applicable, signed by the representatives of the Classification Society and/or by any relevant Regulatory Body present at the Sea Trials confirming such results, unless the Buyer or the Buyer’s Representative fail to attend such Sea Trials for reasons of any Force Majeure Event (as defined in Clause 9.4), in which case the Sea Trials shall be subsequently scheduled in accordance with the procedure above, after the Force Majeure Event is no longer continuing and the Scheduled Delivery Date will be postponed by an equivalent number of Days starting from the Builder’s notice under this Clause 8.1.1 until the date when the Sea Trials are carried out.

8.1.2
In addition, the Buyer shall be permitted to have onboard the Yacht during the Sea Trials such members of the Buyer’s crew and technical consultants as the Buyer may deem necessary to invite, provided that the number of persons attending the Sea Trials at the Buyer’s or his Representatives invitation may not exceed five (5).  The attendance of any additional person on behalf of the Buyer will be subject to the Builder’s prior written approval, such approval not to be unreasonably withheld.

8.2	Weather Conditions

8.2.1
The Sea Trials shall be conducted under weather and sea conditions set out at Section 1.12.3 of the Specifications.  Any delay in Delivery caused by delay in the Sea Trials due to weather or sea conditions not meeting the specified weather and sea conditions for the Sea Trials shall be a Permissible Delay. The Sea Trials must take place as soon as possible following the postponements.  Any delay in the Sea Trial due to adverse weather conditions shall not invalidate notices given pursuant to Clause 8.1.1 hereto.

8.3	Carrying Out of Sea Trials

8.3.1
All trials and measurements will be conducted in the presence of representatives from the Classification Society and the Regulatory Bodies  (where applicable and as the case may be) in a manner and to the extent as described in the Specifications to establish the Yacht’s proper functioning and fulfilment of the performance parameters for the Sea Trials as set out in the Specifications and its compliance with this Contract and the Specifications. The performance of any of the Sea Trials shall be at the risk and expense of the Builder, as will any adjustments to the Yacht’s equipment.  The Builder shall bear all of the costs associated with the Sea Trials.  The procedure of Sea Trials and the Sea Trials schedule is to be submitted to the Buyer’s Representative and to the Classification Society at least ten (10) Days prior the Sea Trial’s date.

8.3.2
Without prejudice to the generality of the foregoing the Builder shall have the right to repeat any Sea Trial whatsoever.  The Buyer shall have the right to receive at least three (3) Banking Days’ written notice of any such repeated trials and to attend the same in accordance with Clause 8.1.2.

8.3.3	All expenses except those of the Buyer’s Representative and its assistant(s) in connection with the Sea Trials shall be for the account of the Builder, including without limitation all necessary crew.

8.3.4
Should during any Sea Trial, any breakdowns occur which entail interruption or irregular performance which can be repaired by the normal means available on board the Yacht, the Sea Trials shall be continued after repairs and shall be valid in all respects. However, should the Yacht require to return to a port to enable the breakdown to be remedied, a further Sea Trial shall be held in respect of that part (and all items related) of the Yacht which was defective and any other part of the Sea Trials which was not completed immediately prior to the return to port. Where such breakdown occurs as a result of a failure for which the Builder or any of its sub-contractor is liable for, the delay in Delivery of the Yacht resulting therefrom shall not be a Permissible Delay.

8.4	Acceptance of Yacht

8.4.1
Upon completion of the Sea Trials and when the results of the Sea Trials are available and if the Builder considers the results thereof to demonstrate that the Yacht conforms to this Contract, the Builder shall immediately give the Buyer a written notice of completion (together with a report detailing the full results of the Sea Trials), stating that the Yacht is ready for Delivery having achieved technical conformity with this Contract and the Specifications as set out at Clause 2.1 (the Technical Conformity) save for any Minor Non-Conformities (as defined below) and accompanied by the Builder’s proposals for the rectification thereof. The Buyer, upon receipt of such notice, must notify its acceptance or rejection of the Yacht within seven (7) Banking Days and, in the case of rejection of the Yacht, the notice must clearly state the Buyer’s reasons and give in writing full particulars of all defects and non-conformities in the Yacht which in the Buyer’s opinion justify such rejection.

8.4.2	The Buyer will only be entitled to reject the Yacht on account of defects and non-conformities which (whether taken alone or in aggregate):

(a)	render the Yacht unseaworthy;

(b)	prevent the issuance of the classification certificates (free of condition and/or recommendation) by the Classification Society;

(c)	materially impair the use of the Yacht;

(d)
in the case of major machinery or equipment which breaks down or suffers any major damage and/or any kind of damage to the hull structures due to grounding and/ or heavy contact occurring prior to Delivery and which require complete replacement and the Builder has failed to replace with new machinery or equipment;

(e)	exceed €500,000 (five hundred thousand Euros) by way of estimated rectification cost based on the Builder’s cost excluding painting and fairing; or

(f)	prevent the safe and proper operation of the Yacht’s systems or machinery.

8.4.3
All defects and non-conformities other than those described in Clause 8.4.2 will be treated as minor non-conformities (together the Minor Non-Conformities) and be subject to Clause 8.5.  In the event of a dispute between the Parties as to whether or not a defect or non-conformity constitutes a Minor Non-Conformity, the matter shall be referred to the Technical Expert in accordance with Clause 20.1.3 below.

8.4.4
If the Buyer fails to notify either its acceptance or its rejection in accordance with this Clause 8.4 it will be deemed to have accepted the Yacht.  Acceptance or deemed acceptance of the Yacht as aforesaid will be final and binding and shall preclude the Buyer from refusing delivery on the basis of any alleged deficiency in any parts of the Yacht which were tested during the Sea Trials or any Minor Non-Conformity.

8.4.5
Notwithstanding anything to the contrary, if the Yacht becomes an actual, constructive, arranged or comprised total loss prior to Delivery, any deemed acceptance by the Buyer of the Yacht following to Sea Trials shall be set aside.

8.5	Minor Non-Conformities

8.5.1
Minor Non-Conformities will be rectified where possible prior to Delivery of the Yacht or as soon as reasonably practicable after Delivery of the Yacht but always on condition that the Buyer makes the Yacht available to the Builder for that purpose.

8.5.2
A list of Minor Non-Conformities shall be attached to the Protocol of Final Delivery and Acceptance but Delivery of the Yacht will not be delayed on this account and the agreed list of Minor Non-Conformities attached to the Protocol of Final Delivery and Acceptance shall be the agreed extent of the Builder’s responsibility in respect of defects discovered prior to Delivery of the Yacht.  If the Builder does not accept matters considered by the Buyer to be Minor Non-Conformities and/or the Parties are unable to agree a list as aforesaid then the Buyer will be at liberty at any time before Delivery to notify the Builder with full particulars of matters that it considers to be Minor Non-Conformities and to reserve its rights under Clause 16 in respect thereof.  Any technical dispute as to whether matters notified by the Buyer as aforesaid constitute Minor Non-Conformities will (unless otherwise agreed) be resolved after Delivery in accordance with Clause 20.

8.6	Surplus Consumable Stores

8.6.1
Any fuel oil, furnished by the Builder for the Sea Trials and remaining on board the Yacht at the time of Delivery shall be purchased by the Buyer from the Builder at the verified original purchase price and payment effected by the Buyer on Delivery of the Yacht.

9	Delivery of the Yacht

9.1	Scheduled Delivery Date and Readiness for Delivery

9.1.1
Delivery of the Yacht by the Builder to the Buyer shall take place on the Scheduled Delivery Date as the same may be extended from time to time under the terms of this Contract.  In the absence of acceptance by the Buyer the Yacht will be deemed to be ready for delivery in accordance with this Contract on the eight  (8th ) Banking Day after the Yacht’s Sea Trials have been completed in accordance with Clause 8 and the Builder has notified the results in accordance with Clause 8.4, provided that, if in accordance with that Clause 8.4 the Buyer has notified its rejection of the Yacht on account of defects within the meaning of Clause 8.4.2, then the Yacht will be deemed ready for delivery when the Builder has rectified the defects so notified and repeated any applicable trials.

9.2	Where and How Effected

9.2.1
Provided that the Builder and the Buyer shall have fulfilled all their obligations under this Contract in all respects and, for the avoidance of doubt simultaneously upon payment by the Buyer to the Builder of the balance of the Contract Price and all other sums due and owing to the Builder, Delivery of the Yacht shall be effected forthwith by signing and the delivering by each of the Parties to the other of the Protocol of Final Delivery and Acceptance, on the standard form attached hereto as Schedule 4 acknowledging delivery of the Yacht by the Builder and acceptance thereof by the Buyer. Upon signing of the Protocol of Final Delivery and Acceptance all rights, interest, title and responsibility in and to the Yacht remaining with the Builder shall be transferred by the Builder to the Buyer.

9.2.2
The Yacht will be delivered EXW (Incoterms 2010) to the Buyer safely afloat at the Port of La Spezia (Italy).  After Delivery to the Buyer and acceptance by the Buyer, the Yacht may remain at the Port of La Spezia (Italy) in the Builder’s Yard but at the Buyer’s risk and under the Buyer’s insurances without any berthing fees for up to a period of one week after Delivery, save that any other cost relating to the maintenance and operation of the Yacht and other costs relating to the staying of the Yacht at the Yard (including without limitation insurances, crew and consumables such as water, electricity, security patrols, sewage) will be for the Buyer’s account.

9.3	Documents to be Delivered to the Buyer

9.3.1
Upon delivery and acceptance of the Yacht and against payment in full of the Contract Price and all other sums due and owing to the Builder under this Contract the Builder will deliver to the Buyer the following documents:

(a)
Builder’s Certificate, notarially attested or legalised with apostille as the case may be, and (if reasonably required by the Buyer for the purposes of registering the Yacht with the Flag State) a Bill of Sale in respect of the Yacht transferring title to the Buyer and warranting that the Yacht is free and clear of all debts, liens, mortgages and encumbrances whatsoever and notarially attested or legalised with apostille as the case may be;

(b)
Original (originals include electronic copies as issued by the relevant authorities) permanent or provisional certificates confirming the Yacht’s compliance with the requirements of the Classification Society, the Flag State and other relevant authorities as specified in this Contract (provided that if provisional certificates are issued the Builder shall ensure that permanent certificates are issued as soon as possible and in any event prior to the expiry of the provisional certificates);

(c)
preliminary international tonnage certificate issued by the Classification Society and final certificate to be delivered as soon as practicable but in any event no later than three (3) Months from Delivery and in any event prior to the expiry of the preliminary certificate;

(d)	inventory of equipment and manufacturers’ spare parts, if any, as required by the Specifications;

(e)
all manuals, drawings, instructions, passwords (unless providing such passwords prejudices the warranty of the particular equipment) and in any event excluding any passwords relating to the programming of the A/V and NAVCOM systems and other documents pertaining to the operation and maintenance of the Yacht’s machinery and equipment and it being agreed that if any of the systems warranties’ will be voided as a consequence of the Buyer accessing the passwords, the Builder will be relieved from any obligations in respect of such system;

(f)	a copy of all manufacturers’ and suppliers’ warranties in respect of the Yacht’s main and auxiliary engines and generators;

(g)	protocol of the Yacht’s Sea Trials and the results thereof;

(h)	commercial invoice (marked as ‘fully paid subject to and upon receipt by the Builder of the balance of the Contract Price together with any other sums due to the Builder under this Contract’);

(i)	Addendum to the International Tonnage Certificate (1969);

(j)	International Tonnage Certificate;

(k)	Load Line Certificate;

(l)	Stability Booklet (endorsed by Class);

(m)	IAPP Certificates;

(n)	IOPP Certificates;

(o)	Statement of Compliance for Sewage Pollution Prevention ;

(p)	“As built” plans (class approved where applicable), drawings and specifications will be delivered by the Builder to the Buyer in PDF format provided in a USB;

(q)	Suez Canal tonnage certificate;

(r)
Panama Canal PC/UMS Documentation of Total Volume (this Certificate will be provided subject to a Change Order having been agreed and signed by both Parties otherwise the Builder will not have any obligation to provide this Certificate);

(s)
all other certificates, documents, and things expressly listed in the Specifications, as well as all certificates and documents required for the commercial use of the Yacht to the extent that these can be provided by the Builder at no additional cost and to the extent that these documents are within the Builder’s control and responsibility; and

(t)	and any other document necessary for the registration of the Yacht (to the extent that such documents are within the Builder’s control and responsibility).

9.3.2
Without prejudice to the Builder’s obligations under this Contract and in particular 2.3.3., the Buyer will (on notice from the Builder) do and execute all acts, matters, things and documents necessary on its part to enable the Builder to provide necessary certificates and documents for the Yacht including (without limitation) all necessary applications to the Flag State to register the Yacht, all in good time to enable the Builder to complete and deliver the Yacht in accordance with this Contract.  Any delay to the delivery of the Yacht caused by the Buyer in this respect will be a Permissible Delay and the Scheduled Delivery Date will be extended accordingly.

9.3.3	Upon delivery and acceptance of the Yacht, the Buyer will promptly return to the Builder any original Refund Guarantees delivered by the Builder to the Buyer in accordance with this Contract.

9.4	Force Majeure Events

9.4.1
For the purpose of this Clause 9 a “Force Majeure Event” means any unforeseeable event or circumstance beyond the Builder’s reasonable control which delays or prevents the construction, completion or Delivery of the Yacht or otherwise renders the Builder (and its sub-contractors) unable to perform any of its obligations under this Contract comprising acts of God, delays caused by governmental authorities, engagement in war or other hostilities or preparations therefor, civil unrest, riots or insurrections, terrorism, requirements imposed by civil or military authorities, plague or other epidemics, pandemics, quarantines officially declared by the relevant local authorities, public health emergencies of international concern as declared by the World Health Organisation, blockades, embargoes, vandalism, sabotage, strikes, lockouts, unusual severe weather conditions not included in normal planning, damage to the Yacht from any of the events mentioned herein and time taken to repair such damage, shortage of materials and equipment or inability to obtain delivery thereof (provided it is documented that such materials were ordered on time) defects in materials and equipment which could have not been detected by the Builder using reasonable care, casting, forging or machinery rejects or the like which could have not been detected by the Builder using reasonable care.

9.5	Consequences of Force Majeure Events

9.5.1
Subject to Clause 9.5.2 below, the Builder will not be liable for any delay in construction, completion or delivery of the Yacht or any failure to perform or delay in performing any of its obligations as a result of any Force Majeure Event and any delay caused by such Force Majeure Event will be a Permissible Delay and the Scheduled Delivery Date will be extended accordingly.

9.5.2
As soon as reasonably practicable after the commencement of any Force Majeure Event the Builder will notify the Buyer giving reasonable details of its nature, the Builder’s estimate of the effects and likely duration thereof and the Builder’s intended measures to minimize the consequences.  Failure by the Builder to give notice in accordance with this 9.5.2 shall preclude the Builder from claiming an extension of the Scheduled Delivery Date on account of the relevant events and circumstances.

9.5.3
The Builder shall take all reasonable steps to avoid or minimise any adverse consequences of Force Majeure, including if appropriate the re-organisation of work schedules so as to enable construction to continue on parts unaffected by the relevant events and circumstances.

9.5.4	Failure by the Buyer to respond to a Builder’s Force Majeure notice within seven (7) Banking Days from receipt will be deemed as acceptance of the consequences set out in the Builder’s notice.

9.6	Termination for Excessive Force Majeure

9.6.1
If the total amount of Permissible Delay occasioned by Force Majeure Events exceeds two hundred and seventy (270) Days, then the Buyer will have the option to terminate this Contract and the provisions of Clause 14.1 will apply save that the Builder will not be liable to pay any liquidated damages in accordance with Clause 10.

9.7	Permissible Delay Generally

9.7.1	The Builder may claim a Permissible Delay under this Contract whether the relevant events or circumstances occur before or after the Scheduled Delivery Date.

10	Liquidated Damages

10.1	Delay

10.1.1
Should the Yacht not be delivered on or before the Scheduled Delivery Date (as the same may be extended from time to time under the terms of this Contract) and the delay exceeds 30 (Thirty) Days (the Grace Period), the Builder shall pay to the Buyer starting from first day after the end of the Grace Period, as liquidated damages and not as penalty and as full and final settlement of all the Buyer’s rights, claims and causes of action relating to delay in delivery of the Yacht the following:

(a)	from the 31stst Day to the 180thth Day of delay €27,000 (twenty-seven thousand Euros) for each day of delay;

10.1.2
If the total delay exceeds 240 (two hundred and forty) Days after the Scheduled Delivery Date (as it may be extended in accordance with the provisions of this Contract and including any Permissible delays accrued) plus the grace period of 30 (Thirty) Days then, as an alternative to claiming any liquidated damages, the Buyer will have the option to terminate this Contract and the provisions of Clause 14 will apply.

10.1.3
For the avoidance of doubt, save as provided by Clause 10.1.4 liquidated damages payable to the Buyer pursuant to Clause 10.1.1 shall never exceed  € 4,023,000 (four million twenty three thousand Euros).

10.1.4
At any time after the Buyer’s right to terminate this Contract arises under Clause 9.6 or this Clause 10 the Builder may give a notice in writing to the Buyer specifying a new Scheduled Delivery Date and requiring the Buyer to elect either to terminate this Contract or to agree such new Scheduled Delivery Date.  If within ten (10) Days after receipt of such notice the Buyer does not give notice terminating this Contract then the new Scheduled Delivery Date specified by the Builder will become the Scheduled Delivery Date for the purposes of this Contract.

11	Performance Warranties

11.1	Warranted Maximum Speed

11.1.1
The warranted maximum speed of the Yacht in trial condition in accordance with the procedures outlined in Section 1.1 of the Specifications is 16 knots. If the maximum warranted speed of the Yacht in trial conditions in accordance with the Specifications and during the Sea Trials carried out under Clause 8 above is less than 16 knots, the Builder will pay to the Buyer as liquidated damages and in full and final settlement of all claims whatsoever of the Buyer in respect of such deficiency the following amounts:

(a)	for the first half knot of speed deficiency, nothing; and

(b)	for each successive half knot thereafter (fractions being disregarded), €200.000 (two hundred thousand Euros).

11.1.2
Provided that if the deficiency in the Yacht’s speed is more than 2 knots, as an alternative to receiving the above mentioned liquidated damages, the Buyer may accept the Yacht on such terms as might be mutually agreed between the Builder and the Buyer or, provided the Builder fails to remedy the speed performance, shall have the option to terminate this Contract with the consequences provided for in Clause 14.

11.1.3	For the avoidance of doubt, liquidated damages payable to the Buyer pursuant to this Clause 11.1 shall never exceed €600.000 (six hundred thousand Euros).

11.2	Warranted Range

11.2.1	If the Yacht’s range, as per the technical specification in Section 1.1 is less than 4.000 nautical miles then the Builder shall pay to the Buyer as liquidated damages for the following amounts:

(a)	for the first 100 nautical miles of range deficiency below 4.000 nautical miles, nothing;

(b)	for each successive 100 nautical miles thereafter (distances less than 50 nautical miles being disregarded) €200.000 (two hundred thousand Euros),

provided always that the maximum aggregate amount payable by the Builder for range deficiencies of any magnitude will not in any circumstances whatsoever exceed €750.000 (seven hundred and fifty thousand Euros).

The Builder should endeavor during the design and plan approval phases to increase the total fuel capacity and therefore the range of the Yacht, at no additional cost to the Buyer. The hull platform, originally designed for the 57 steel, has been enlarged and it is still in final design phase. Capacity plan and tanks storage capacity will be disclosed accordingly when the design process will be completed. At this stage we can confirm the performance and the capacity/range listed in the Sales Specification.

11.2.3
If the deficiency in the Yacht’s range is more than 500 nautical miles then the Buyer shall have the option to accept the Yacht on such terms as might be mutually agreed between the Builder and Buyer or as an alternative to receiving the above mentioned liquidated damages and provided the Builder fails to remedy the range level, the Buyer shall have the option to terminate this Contract with the consequences provided for in Clause 14.2.

11.3	Noise levels

11.3.1
If the actual noise level measured in any owner or guest rooms/areas or in any room for which specific noise levels are defined in the Specification exceed the maximum noise levels defined in the Specifications in each of harbour mode or at cruising speed by more than 1.5 dB(A), the Builder shall pay to the Buyer as liquidated damages for each successive 0.5 dB(A) beyond 1.5 dB(A) or thereafter €20.000 (twenty thousand Euros) for each room/area identified in the Specifications.

11.3.2
Provided that if the actual noise level in any such room/area exceeds the level for which liquidated damages become due as mentioned above in each of harbour mode or at cruising speed by more than 4 dB(A) then the Buyer shall have the option to accept the Yacht on such terms as might be mutually agreed between the Builder and Buyer or, as an alternative to receiving the above mentioned liquidated damages and provided the Builder fails to remedy the noise levels, shall have the option to terminate this Contract with the consequences provided for in Clause 14.2.

11.3.3	For the avoidance of doubt, liquidated damages payable to the Buyer pursuant to this Clause 11.3 shall never exceed €350.000 (three hundred and fifty thousand Euros).

11.4	Vibration

11.4.1
If the actual vibration level measured in any owner or guest rooms/areas or in the upper salon and the main salon/dining room of the Yacht identified as such in the Specifications and for which vibration levels are defined in the Specifications and measured in accordance with the conditions as defined in the Specifications exceeds the vibration level set out in the Specifications for that room/area the Builder shall pay to the Buyer as liquidated damages the following amounts:

(a)	for the first 1 mm/s of excessive vibration level above the vibration levels set out in the Specifications, nothing;

(b)
for each successive 0,2 mm/s, thereafter €5.500 (five thousand five hundred Euros) for each room/area identified in the Specification as a room/area for which vibration levels are defined in the Specifications.

11.4.2
Provided that if the actual vibration level in any such room/area exceeds the level for which liquidated damages become due as mentioned above by more than 2 mm/sec the Buyer and provided the Builder fails to remedy the vibration level, as an alternative to receiving the above mentioned liquidated damages, shall have the option to terminate this Contract with the consequences provided for in Clause 14.2 or to accept the Yacht on such terms as might be mutually agreed between the Buyer and the Builder.

11.4.3	For the avoidance of doubt, liquidated damages payable to the Buyer pursuant to this Clause 11.4 shall never exceed €160.000 (one hundred and sixty thousand Euros).

11.5	Limitation of Liability – Exclusive Remedy

11.5.1
The liquidated damages expressly provided for in this Contract shall be in full and final settlement of the Buyer’s specified claims arising hereunder and Buyer shall not be entitled to claim any additional damages, indemnification or other compensation of any nature whatsoever in respect of such specified claims (save in the event that the Buyer exercises a right of termination in which case the provisions of Clause 14.2 shall apply).

11.5.2
Notwithstanding anything elsewhere herein contained, the Builder’s maximum aggregate liability for liquidated damages under Clauses 10 and Clause 11 of this Contract shall never exceed an amount equal to five per cent (5%) of the Contract Price.  For the avoidance of doubt, liquidated damages payable under Clause 10 and this Clause 11 are cumulative and not mutually exclusive subject always to the maximum cap under this Clause 11.5.2.

11.5.3
The Builder undertakes to rectify all defect(s) relating to the Yacht’s paintwork in accordance with the Specifications and to achieve the quality parameters set out therein and in accordance with the Builder’s obligations under Clause 16 (to the extent that such defects fall within the meaning of warranty works under Clause 16).

11.6	Exclusion of Liability

11.6.1
Any liability of the Builder under or in connection with this Contract shall be limited to the rights and remedies provided for the Buyer in this Contract and there shall be no further liability of the Builder whatsoever for any damages, losses or expenses (whether special, direct, indirect or consequential), including (without limitation) loss of income, earnings, profit, enjoyment or use.

11.7	General

11.7.1
The Builder shall be entitled before Delivery to take such remedial actions as the Builder considers appropriate (without thereby adversely affecting any other characteristic of the Yacht) to correct any deficiency in the Yacht’s performance, provided that no such remedial action shall constitute grounds for an extension to the Scheduled Delivery Date.

11.7.2
The Buyer further acknowledges that the payment of liquidated damages under this Clause 11 is a last resort and the Builder will use all reasonable endeavours to try to remedy the relevant deficiency before tendering the Yacht for Delivery.

11.7.3	The Buyer shall not delay and/or set off any payment due to the Builder under this Contract in case of any dispute relating to the amount of liquidated damages.

12	Risk and Insurance

12.1	Risk

12.1.1
From the date of this Contract until Delivery, the Yacht and such parts as have been constructed and all Materials will be at the Builder’s risk.  All risk associated with the Yacht will pass to the Buyer on Delivery.

12.2	Insurance

12.2.1
The Yacht and such parts, materials, etc. as aforesaid shall be marked with the Yacht’s Hull Number and shall until Delivery be insured by the Builder with a reputable, first class insurance company at its own expense against all risks (including war risks and risks associated with the conduct of trials) customarily insured against in the yacht construction industry, upon terms comparable to the Institute Clauses for Builders’ Risks 1/6/88 amended to include earthquake risks, and for a sum not less than the Contract Price and the value (as notified from time to time by the Buyer to the Builder) of those items of Buyer’s Supplies delivered to the Shipyard up to an aggregate total limit of €1.000.000 (one million  euros) but excluding without limitation paintings, sculptures, art objects and the like which will be insured at the Buyer’s care and cost at their full cost.  Such insurance shall be effected and maintained in the name of the Builder and the Buyer as co-assureds for their respective interests but without any liability on the part of the Buyer for premiums, provided that the insurance for the items of Buyer’s Supplies that have been delivered to the Shipyard shall be effected and maintained solely in the name of the Builder and the Buyer as the only co-assureds.  Copies of all policies, certificates of insurance and/or cover notes in relation to the Yacht’s insurances pursuant to this Clause 12, shall be supplied by the Builder to the Buyer (redacted if necessary) to provide evidence that the Yacht and the Buyer’s Supplies are insured under the Builder’s policy in accordance with this Clause but it being agreed that the Buyer will not have any right to contact or speak directly with the Builder’s underwriters.  For the avoidance of doubt the Buyer will not have any direct recourse nor any direct access to the Builder’s insurances and any sums which might be due to the Buyer in respect of Buyer’s Supplies insured under the Builder’s policy will be paid by the Builder to the Buyer after receipt by the Builder of the relevant insurance proceeds.

12.2.2	For the avoidance of doubt the Buyer will be obliged to pay any additional premium costs for any increase in the limit of cover of Buyer’s Supplies required by the Buyer.

12.3	Partial Loss

12.3.1
If before Delivery, the Yacht and/or such parts, materials, etc. as aforesaid before sustain damages for any cause whatsoever not constituting an actual, constructive, arranged or compromised total loss then:

(a)
any moneys payable under the insurances in respect of such damage shall be applied by the Builder with all due despatch and without any additional cost to the Buyer in making good such damage and thus restore the Yacht to the condition required under the terms of this Contract and of the Specifications; and

(b)
unless caused by the gross negligence or default of the Builder or its sub-contractors, any delay in completion of the Yacht occasioned by repair and rectification of the damage will constitute a Permissible Delay and the Scheduled Delivery Date will be extended accordingly.

12.3.2
Notwithstanding the above terms of Clause 12.3.1, the Buyer may be entitled to reject the Yacht in accordance with Clause 8.4.2 above where an item of major machinery or equipment breaks down or suffers any major damage and/or any kind of damage to the hull structures due to grounding and/ or heavy contact occurs prior to delivery and which require complete replacement and the Builder has failed to replace with new machinery or equipment.

12.4	Total Loss

12.4.1
If before Delivery the Yacht from any cause whatsoever becomes an actual, constructive, arranged or compromised total loss then subject only to the provisions of this Clause 12.4 this Contract will be deemed to have terminated on the date such total loss occurs and the Builder shall refund the Buyer any sums received by the Builder from the Buyer up to the date such total loss occurred on account of the Contract Price within forty five (45) Banking Days from receipt of the Buyer’s demand. If the Builder has not refunded the Buyer within such forty five (45) Banking Day period, the Buyer will be entitled to make a claim under the Refund Guarantees.

12.4.2	Following the payment by the Builder to the Buyer under Clause 12.4.1 above, the Builder shall have no further liability towards the Buyer in relation to the total loss.

12.4.3	Under no circumstances will the Builder be obliged to rebuild or reinstate the Yacht following an actual, constructive, arranged or compromised total loss.

13	Default by the Buyer

13.1	Builder’s Right to Terminate

13.1.1	In addition to such rights as it may have at general law the Builder may suspend construction of the Yacht and/or terminate this Contract at any time by notice to the Buyer:

(a)	if the Buyer fails to pay any sum due and owing under this Contract within forty-five (45) Days after the Due Date;

(b)	if the Buyer fails to accept delivery of the Yacht within ten (10) Days after she is properly tendered for Delivery;

(c)
if in breach of Clause 17 the Buyer purports to assign or transfer any of its rights or benefits under this Contract or there is any change in the beneficial ownership and control of the Buyer (other than due to the death of the beneficial owner);

(d)	if the Buyer commits a repudiatory breach going to the root of this Contract or is a party to dishonest or fraudulent conduct in relation to this Contract;

(e)
if a bona fide petition is presented, order made or resolution passed in any part of the world for the winding up, liquidation or dissolution of the Buyer or if a receiver, receiver and manager, administrator or comparable official is appointed of the whole or a material part of the Buyer’s undertaking, property or assets;

(f)	if the Buyer suspends payment of its debts or states or intimates any intention of so doing; or

(g)	if the Builder is entitled to terminate this Contract pursuant to any other terms thereof.

13.2	Effects of Builder’s Termination

13.2.1
Upon lawful termination of this Contract by the Builder the Builder will be entitled either (i) to sell the incomplete Yacht and her machinery, equipment and components, or (ii) to complete the Yacht to the same or a different specification and sell her after completion, and any such sale may be by public auction (in which case the Builder or its agents may bid for or acquire the Yacht) or by private contract at such time, at such price and upon such terms and conditions as the Builder in its discretion (but always acting reasonably and in good faith) may determine, provided that the Builder shall use all reasonable endeavours to attain the best possible price for the Yacht.

13.2.2
If the Yacht is sold by the Builder in an incomplete state pursuant to Clause 13.2.1 above, the Builder will retain the instalments of the Contract Price already paid by the Buyer. In addition the Builder will apply the proceeds of sale in payment of:

(a)
First, the expenses of the sale (including, for the avoidance of doubt, in relation to any prospective sale which does not complete) and all other costs and expenses incurred by reason of the Buyer’s default including, but without limitation, the Builder’s liability to the sub-contractors and suppliers (unless included in one of the categories below), legal fees (on a full indemnity basis), marketing and advertising expenses, commissions and brokerage fees pursuant to a written agreement, and the management, administrative and marketing time incurred in each case by the Builder, all such costs being in relation to the Yacht;

(b)	Second, the total amount of the instalments of the Contract Price due at the time of termination but not paid by the Buyer;

(c)	Third, any costs incurred by the Builder in modifying the Yacht to comply with the requirements of the purchaser;

(d)
Fourth, interest on any instalments of the Contract Price due, but unpaid, at the time of termination, calculated in accordance with Clause 3.5.4 from the Due Date for the payment thereof until the date of receipt by the Builder of the proceeds of sale;

(e)
Fifth, the cost of additional work and materials (if any) supplied by the Builder in the construction of the Yacht that have not been included in the pre-delivery instalments of the Contract Price payable under Clause 13.2.2(b) at the time of termination;

(f)	Sixth, an amount equal to five per cent (5%) of the Contract Price representing the Builder’s reasonably estimated loss of profit in respect of this Contract;

thereafter any surplus remaining from the proceeds of sale will be paid to the Buyer (subject to a maximum payment equal to the instalment(s) of the Contract Price already paid by the Buyer plus the value of the Buyer’s Supplies sold with the Yacht).  Any shortfall between (a) the aggregate of (i) the instalments of the Contract Price already paid by the Buyer and (ii) the items listed in Clauses 13.2.2(a) to 13.2.2(f) inclusive above and (b) the proceeds of sale, will be paid by the Buyer to the Builder.

13.2.3
If the Yacht is sold by the Builder in a completed state pursuant to Clause 13.2.1 above the Builder will retain the instalment(s) of the Contract Price already paid by the Buyer.  In addition, the Builder will apply the proceeds of sale in payment of:

(a)
First, the  expenses of the sale (including, for the avoidance of doubt, in relation to any prospective sale which does not complete) and all other costs and expenses incurred by reason of the Buyer’s default including, but without limitation, the Builder’s liability to the sub-contractors and suppliers (unless included in one of the categories below), legal fees (on a full indemnity basis), marketing and advertising expenses, commissions and brokerage fees pursuant to a written agreement, and the management, administrative and marketing time incurred in each case by the Builder, all such costs being in relation to the Yacht;

(b)	Second, any costs incurred by the Builder in modifying the Yacht to comply with the requirements of the purchaser;

(c)	Third, the total amount of the instalments of the Contract Price due at the time of termination but not paid by the Buyer;

(d)
Fourth, interest on any unpaid instalments of the Contract Price calculated in accordance with Clause 3.5.4 from the Due Date for the payment thereof until the date of receipt by the Builder of the proceeds of sale;

(e)	Fifth, all other instalments of the Contract Price not paid or due at the time of termination (i.e. not retained by the Builder or paid under Clause 13.2.3(c)),

thereafter any surplus remaining from the proceeds of sale will be paid to the Buyer (subject to a maximum payment equal to the instalment(s) of the Contract Price already paid by the Buyer plus the value of the Buyer’s Supplies sold with the Yacht).  Any shortfall between (a) the aggregate of (i) the instalments of the Contract Price already paid by the Buyer and (ii) the items listed in Clauses 13.2.3(a) to 13.2.3(e) inclusive above and (b) the proceeds of sale, will be paid by the Buyer to the Builder.

13.2.4
Upon lawful termination by the Builder under this Clause 13, the Buyer will promptly return to the Builder any original Refund Guarantees delivered by the Builder to the Buyer in accordance with this Contract.

13.2.5
Notwithstanding the foregoing if the benefit of this Contract is held by way of security by a bank or financial institution as contemplated by Clause 17.1.1(a) then before exercising any right to terminate this Contract in accordance with this Clause 13 the Builder will give the bank or financial institution in question ten (10) Days’ notice of intention to terminate and the opportunity within such period of ten (10) Days to rectify all subsisting breaches by the Buyer of its obligations under this Contract and to take over and undertake unconditionally to perform all the Buyer’s remaining obligations under this Contract.

13.2.6	This Clause 13 sets forth the entire obligation of the Buyer in the event of termination of this Contract by the Builder. .

14	Default by the Builder

14.1	Buyer’s Right to Terminate

14.1.1	In addition to such rights as it may have at general law the Buyer may terminate this Contract at any time by notice to the Builder:

(a)
if the Builder commits a material breach of this Contract or is a party to dishonest or fraudulent conduct or act in gross negligence or wilful misconduct  or deliberate default in relation to this Contract;

(b)
if a bona fide petition is presented, order made or resolution passed in any part of the world for the winding up, liquidation or dissolution of the Builder or if a receiver, receiver and manager, administrator or comparable official is appointed of the whole or a material part of the Builder’s undertaking, property or assets;

(c)
If the total cumulative time of all Force Majeure delays exceeds two hundred and seventy (270)  Days, unless the Buyer elects to agree to a new delivery date on such terms and conditions as the Buyer may agree;

(d)
if the Scheduled Delivery Date is delayed by more than two hundred and forty (240) Days plus the grace period of 30 (Thirty) Days and unless the Buyer elects to agree to a new Scheduled Delivery Date in accordance with Clause 10.1.4 above;

(e)
if the Builder becomes subject to fallimento, concordato preventivo, liquidazione coatta amministrativa or amministrazione straordinaria or is subject to or applies for any other similar insolvency and/or winding up (as amended and supplemented from time to time);

(f)	if the Builder suspends payment of its debts or ceases to carry on its present business or states or intimates any intention of so doing;

(g)	if the Builder suspends Works on the Yacht for a period of thirty (30) consecutive Days, other than as permitted in accordance with this Contract;

(h)	if the Yacht becomes an actual, constructive or agreed total loss;

(i)	if the Buyer is entitled to terminate this Contract pursuant to any other terms thereof.

14.2	Effects of Buyer’s Termination

14.2.1	Upon lawful termination of this Contract by the Buyer the Buyer will be entitled by notice in writing given at any time thereafter to require the Builder:

(a)
to refund all amounts paid by the Buyer on account of the Contract Price together with interest on each such amount from the date of payment until the date of refund calculated on a daily basis at (3) three-Month Euribor and such refund shall be paid by the Builder within forty five  (45) Banking Days from receipt by the Builder of the Buyer’s notice (save where such termination is disputed, in which case such amounts shall be paid in accordance with the arbitration award issued under Clause 20.1.4);

(b)	to return all the Buyer’s Supplies which can be removed from the Yacht without causing any damage to the Yacht; and

(c)
if and to the extent that the Buyer’s Supplies cannot be returned to the Buyer in the same condition in which they were delivered to the Builder, to pay to the Buyer the acquisition cost thereof (as evidenced by the relevant purchase invoices) plus interest calculated at (3) three-Month Euribor from the respective date of payment thereof by the Buyer;

14.2.2
If the Buyer has not received a refund as required by Clause 14.2.1 within forty five (45) Banking Days from such demand (save where such termination is disputed, in which case such amounts shall be paid in accordance with the arbitration award issued under Clause 20.1.4) then the Buyer shall be entitled to make a claim under the Refund Guarantees.

14.2.3
Following termination of this Contract the Builder will have no obligation or liability whatsoever except as expressly provided by this Clause 14 and in particular (without limitation) the Builder will be not liable for any loss or damage consequential or otherwise of whatsoever nature in any way deriving from or connected with its default.

15	Limitations

15.1	Maximum Liability

15.1.1
Save as expressly appears in this Contract or where the liability is in respect of personal injury or death caused by the Builder’s wilful misconduct or negligence the Builder’s maximum aggregate liability under or pursuant to this Contract or any termination will be an amount equal to the amount paid by the Buyer on account of the Contract Price and interest thereon calculated at (3) three-Month Euribor from time to time.

15.2	Consequential Loss

15.2.1
Save as expressly appears in this Contract , the Builder will have no liability for claims of whatsoever nature and howsoever arising (in contract, tort or otherwise) for any loss of use, profits, time or charter income, for any consequential, indirect or contingent loss or damage, or for any losses, damage, costs or expenses that are consequential upon or indirectly or contingently caused by the breakdown, malfunctioning, fault or failure of any kind whatsoever of the Yacht.

15.3	Dealers and Brokers

15.3.1
The Buyer acknowledges that save as expressly appears in this Contract the dealer or broker (if any) with whom the Buyer has dealt in relation to this Contract has at no time had any power or authority to bind the Builder or to make any representation or incur any liability or obligation for or on behalf of the Builder.

16	Warranty

16.1	Extent of Warranty

The Builder for a period of twenty-four (24) Months following Delivery and acceptance of the Yacht (the Warranty Period) warrants the Yacht and all the equipment against all defects due to defective design and/or defective material and/or defective /incompetent workmanship. The Builder shall at its own expense remedy the said defects on the terms stated under this Clause 16

16.1.1
The express provisions of this Contract constitute the Builder’s exclusive warranty as to the description, quality, merchantability and fitness for purpose of the Yacht and the express provisions of this Clause 16 constitute the full extent of the Builder’s obligations after delivery of the Yacht notwithstanding any act, matter or thing done or omitted to be done by the Builder (whether negligently or otherwise) in or about her construction.

16.1.2
The Buyer or the Buyer’s Representative shall notify the Builder as soon as possible and in any event within ten (10) Days after the discovery of any defect for which a claim is made under this Clause 16 and the Buyer’s written notice shall describe the defect in reasonable detail. If the Buyer fails to notify the Builder within such ten (10) Day period, the Builder shall have no liability in respect of any further deterioration or additional damage caused by the delay in notification.

16.1.3
The Builder shall have no liability under this Clause 16 for any defects discovered by the Buyer prior to the expiry of the Warranty Period, unless notice of such defects is given by the Buyer not later than ten (10) Days after such expiry date. The Builder shall have no liability under this Clause 16 for any defects discovered after the expiry of the Warranty Period.

16.1.4
Prior to the delivery of the Yacht to the Yard, or to any shipyard indicated and/or approved by the Builder, for any warranty work, the Buyer warrants that all of the Yacht’s customary insurances remain in place. The Buyer shall provide the Builder with copies of such insurances and shall ensure that all customary insurance remain valid and in place during the period of the warranty works.

16.2	Undertaking to Rectify Defects

16.2.1	The Builder undertakes to rectify as soon as practicably possible taking into consideration the nature of the defects and subject the Yacht’s being made available to the Builder:

(a)	all Minor Non-Conformities agreed between the parties or notified by the Buyer before delivery in accordance with Clause 8.5; and

(b)
any defect in the Yacht due to faulty design, faulty materials/spares /tools (which the Builder shall be obligated to supply) or equipment and/or bad workmanship, on condition that such defect becomes apparent and is notified to the Builder as described at Clause 16.1.

16.2.2
During the foregoing Warranty Period the Builder will have the option from time to time to place on board one (1) Builder’s representative who will act as its observer and to whom all reasonable assistance will be granted for the fulfilment of his/her tasks.

16.3	Exclusions from Warranty

16.3.1	The Builder’s obligations under Clause 16.2 will not extend to defects arising from:

(a)	normal wear and tear or average damage;

(b)	work done and/or alterations made by persons other than the Builder or its servants or agents, save for emergency work and/or work carried out by third party’s approved by the Builder;

(c)	any unusual use or operation of the Yacht not reasonably within her design or operational limitations;

(d)	wilful misconduct, mismanagement or gross negligence in the use of the Yacht; and

(e)	lack of proper maintenance of the Yacht or any failure to implement and follow in all material respects any care and/or maintenance instructions given by the Builder in writing.

16.4	Performance of Rectification Work

16.4.1	All rectification work will be carried out by the Builder with reasonable despatch during normal working hours at its Yard or at a shipyard indicated by the Builder.

16.4.2
If the Yacht cannot be brought to the Yard due to the nature of the defects, or if the Buyer reasonably and acting in good faith considers it to be impractical or inconvenient to bring the Yacht back to the Yard, then the Builder will promptly either:

(a)	send its own nominated engineers at Builders expense to carry out the work at the place where the Yacht is located; or

(b)	arrange for the work to be carried out at the nearest convenient and suitable shipyard or facility indicated by the Builder.

16.4.3
Delivery of the Yacht to the Yard or to any other shipyard shall be at the Buyer’s cost and responsibility unless the defects (falling within the Builder’s responsibility under this Clause 16) affect the seaworthiness and safe navigation of the Yacht and would impair the Yacht’s insurance cover, in which case, delivery of the Yacht to the Yard or to any other shipyard approved in writing by the Builder shall be at the Builder’s cost and responsibility.

If the Parties agree that it is more convenient to perform agreed warranty works at a shipyard agreed by both Parties, then in such case the Buyer  shall cover any pre-agreed documented and reasonable travelling and subsistence costs incurred by the Builder in respect of personnel attending the works, cost for the shipment of materials and spare parts and it being agreed that the Builder’s liability shall be limited to the cost equal to what it would cost to carry out the same works at the Builder’s yard.

16.4.4
The Builder will have no liability whatsoever for repair and replacement work carried out elsewhere than in the Yard without its prior agreement. The Builder will not be responsible to pay any cost for repair and replacement work carried out without the prior written approval by the Builder of such estimates and costs.

16.4.5
During the execution of the warranty works at the Builder’s shipyard, the Yacht shall be fully insured by the Buyer at its own expense against all risks customarily insured by a marine Hull & Machinery Policy and will procure a waiver of subrogation rights from the yacht’s insurers in respect of any recourse action they may otherwise have against the Builder with respect to any loss or claim in so far as such loss or claims, or the aggregate of any such losses or claims exceeds € 1.000.000 (one million Euros). The Buyer must provide evidence of such coverage to the Builder in the form of a copy of the relevant valid insurance certificates. The Builder shall maintain, at no cost to the Buyer, its usual general liability insurance, which insurance will be primary and non-contributory to any insurance carried by the Buyer. The Builder shall, at the Buyer’s request, make immediately available to the Buyer copies of the insurance policies, such policy shall include third party physical damage.

16.5	Payment and/or Reimbursement of Costs and Expenses

16.5.1	In all cases the Buyer must pay and/or reimburse:

(a)
all costs connected with moving or towing the Yacht to the place selected for any repair and replacement work save where the Yacht cannot be brought back to the Yard or to the place selected for any repair and replacement due to defects affecting the seaworthiness and safe navigation of the Yacht and impairing the Yacht’s insurance cover, in which case the cost for moving or towing the Yacht to the shipyard indicated by the Builder will be for the Builder’s account.

(b)	all ordinary operating costs that are not directly related to warranty works including, without limitation, electricity and water supply, sewage and other similar expenses; and

(c)
all costs and expenses incurred by the Builder in and about investigating, repairing or replacing at the Buyer’s request or insistence any alleged defect which proves not to have been the Builder’s responsibility under the terms of this Clause 16 including (without limitation) all travel and living expenses incurred in that behalf.

16.6	Subsisting Warranties

16.6.1
If at the end of the Warranty Period for which the Builder is liable as aforesaid there are subsisting warranties in respect of the Yacht or her machinery or equipment from any of the Builder’s sub-contractors or suppliers which are capable of legal assignment, then the Builder will arrange assignment of the same to the Buyer or if no assignment is permitted, directly enforce the same for the benefit of the Buyer.  All expenses of any such assignment will be for the Buyer’s account and the Builder accepts no responsibility for the performance by its sub-contractors or suppliers of their obligations under any such warranty after the expiry of the Builder’s Warranty Period.

17	Assignment

17.1	Permitted Assignments

17.1.1	The Buyer may assign all its rights and benefits of this Contract:

(a)	by way of security to a bank or financial institution providing finance in connection with this Contract; or

(b)	to a corporation wholly owned and controlled by the beneficial owner; or

(c)
(after delivery and acceptance and payment and satisfaction in full of the Contract Price) to a bona fide Buyer of the Yacht subject always to such assignee complying with the Builder’s KYC requirements and verification and the Builder having received the relevant supporting documentation and having cleared its risk compliance process..

17.1.2
It will be a condition of any assignment of this Contract by the Buyer that the Builder’s rights are not thereby diminished nor its obligations increased and the Buyer must indemnify the Builder against all legal fees and other expenses incurred in connection with the assignment.

17.2	Prohibited Assignments and Maintenance of Beneficial Ownership

17.2.1	Save as expressly provided by this Clause 17 neither party may assign any of its rights under this Contract without the prior written consent of the other such consent not to be unreasonably withheld.

17.2.2
The Buyer acknowledges that this Contract has been negotiated and concluded on the understanding that its beneficial owner will remain the same, as disclosed to the Builder, until delivery and acceptance of the Yacht and that there must not be any change in the beneficial ownership of the Buyer without the Builder’s prior written consent.

18	Intellectual Property

18.1.1
Save as set out at Clause 4, the Builder retains ownership of all rights pertaining to the General Arrangement Plan, the Specifications and any and all drawings, technical descriptions, calculations, test results and other data calculation, renderings information and documents concerning the design and construction of the Yacht.

18.1.2
The Builder warrants that no patents, copyright or other design rights or intellectual property or industrial rights of third parties will be infringed by the design, construction or outfit of the Yacht, by the General Arrangement Plan, the Specifications, the Design Drawings, plans, instructions or other documents, or by any article supplied by or on behalf of the Builder in connection with the Yacht and/or this Contract.  Nonetheless, should a third party raise claims for infringement of any patent, copyright or other design rights or intellectual property or industrial rights, the Builder shall indemnify the Buyer, and hereby indemnifies the Buyer, against any action, claim, demand, liability, costs, expenses and losses (including legal fees and expenses) incurred by the Buyer as a result of such claim; and the Parties shall, at the Builder’s expense, give each other all such assistance in the defence of such claims as the other Party may reasonably request in connection therewith.

18.1.3
The Buyer undertakes not to publish or disclose any of the foregoing to third parties or to seek to exploit them without the Builder’s written consent, (such consent not to be unreasonably withheld, where necessary to enable the Buyer to operate and maintain the Yacht and effect repairs or pursuant to Clause 14.2).

18.1.4
Ownership of all rights to any and all working drawings, technical descriptions, calculations, test results and other data, information and documents concerning the design and construction of the Yacht which have been or will be produced by any third party designers appointed by the Buyer shall remain with the Buyer or such third party designers (as applicable).  The Builder undertakes not to publish or disclose any of the foregoing to third parties or to seek to exploit them without the Buyer’s written consent provided that the Builder shall have a licence to use the same for the purpose of constructing and completing the Yacht and effecting any repairs pursuant to Clause 14.2.

19	Patent Infringement

19.1	Builder’s Indemnity

19.1.1
The Builder will indemnify the Buyer against all loss, liabilities, costs and expenses (including costs and expenses of litigation if any) incurred or suffered by reason of any infringement of any intellectual property rights in connection with the Yacht and her construction but the Builder will have no liability in respect of the Buyer’s Supplies or any elements of the Yacht’s design provided by or on behalf of the Buyer.

20	Law and Jurisdiction

20.1.1	This Contract is subject to English Law.

20.1.2
In the event of a dispute, difference or claim regarding matters governed by the rules of the Classification Society or Flag State, the matter shall be referred to that agency or regulatory body, whose decision shall be final and binding on the parties hereto.

20.1.3
Subject to Clause 20.1.2, all disputes relating to purely technical aspects of the construction of the Yacht, including but without limiting the generality of the foregoing, purely technical disputes as to whether the Yacht suffers from any defect and/or complies with this Contract and the Specifications when tendered for Delivery by the Builder and purely technical disputes relating to the Consequential Effects of compulsory modifications within the meaning of Clause 7.3) (but with the exclusion of price quotes and estimates of the Builder) and any other purely technical disputes, which cannot be resolved by negotiation and agreement between the Builder and the Buyer, will at the written request of either Party be submitted to and finally determined by an independent marine expert who has specific experience in connection with the matter to be determined and being a senior marine surveyor for the time being of the firm Winterbotham Ltd. (the Technical Expert). The Technical Expert shall act as a technical expert and not as an arbitrator provided that if he is unwilling or unable to act or failing agreement by the Parties on the identity of an alternative independent technical expert having specific experience in connection with the matter for which there is a technical dispute within 10 (ten) Days after the parties’ receipt of notice that such expert is unwilling or unable to act then the appointment of the Technical Expert will be made by the President for the time being of the London Maritime Arbitrators’ Association. All costs and expenses incurred by the Technical Expert shall be for the account of the Party found to be wrong. The Builder shall be entitled to Permissible Delays flowing from the intervention in the build of the Yacht by the technical dispute referred to the Technical Expert.

20.1.4
Subject to Clauses 20.1.2 and 20.1.3 above, all disputes arising under this Contract which cannot be resolved by negotiation and agreement between the Parties will be submitted to and settled by binding arbitration in London in accordance with the Arbitration Act 1996 (or any re-enactment or modification for the time being in force) and the rules then in force of the LMAA as follows:

(a)	the Parties must use their best endeavours and co-operate and dedicate such resources as may be necessary to ensure that a final award can be published as quickly and as cost-effectively as possible;

(b)
the claimant must serve the other Party with written notice of arbitration specifying the matters in dispute and proposing 3 (three) persons acceptable to it as sole arbitrator and the Parties must then co-operate in good faith to try to agree a sole arbitrator (being one of the 3 (three) persons proposed by the claimant or some other suitably qualified person);

(c)
if no sole arbitrator is agreed within fifteen (15) Days after service of the notice of arbitration the claimant may serve a second notice requiring the matter to be referred to a tribunal of 3 (three) arbitrators (one to be appointed by each Party and the third by the 2 (two) so chosen) and giving notice of the appointment of its arbitrator.

(d)
if the other Party fails to appoint its arbitrator within five (5) Days following service of the second notice it will be deemed to have accepted and appointed as its own arbitrator the arbitrator appointed by the claimant and the arbitration will proceed before that arbitrator as sole arbitrator;

(e)	the arbitrator(s) so appointed will determine the proper proportions in which each Party will pay the expenses and legal and other costs of the arbitration;

(f)	the decision of the arbitrator(s) will be final and binding and not subject to appeal or other judicial review; and

(g)	judgment on any award by the arbitrator(s) may be entered in any court of competent jurisdiction for enforcement thereof.

21	Notices

21.1	Address for Notices

21.1.1
All correspondence and/or notice required to be sent under or in connection with this Contract shall be in writing and shall be (i) delivered by hand or by courier to the address(es) and marked for the attention of the individuals set out below or (ii) sent by email to the email address(es) specified below. Communication by telephone and verbal communication which will be used for practical reasons between representatives of the Builder and the Buyer, will be confirmed in writing as stated above if crucial for the execution of the Contract.

21.1.2	The addresses and email addresses for correspondence and service of notices are:

(a)	to the Builder:

Attn:	Massimo Perotti

Address:	Sanlorenzo S.p.A
Via Armezzone, 3
19031 Ameglia (SP)
Italy

Email:
c.c.

(b)	to the Buyer:

Attn:	Andreas Louka / Konstantinos Patis

Address:	91 Megalou Alexandrou Street 15124, Marousi Greece

Email	/ c.c

21.1.3	A Party may change its details given in Clause 21.1.2 above by giving written notice to the other Party.

21.1.4	Any correspondence or notice shall be deemed to have been received:

(a)	if delivered by hand or by courier, at the time the notice is left at the proper address, or, if this time falls outside business hours in the place of receipt, when business hours resume; and

(b)	if sent by email, at the time of transmission, or, if this time falls outside business hours in the place of receipt, when business hours resume,

for the purposes of this clause, “business hours” means 9.00am to 5.00pm Monday to Friday on a day that is not a public holiday in the place of receipt.

21.1.5	This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

21.2	Notice to Buyer’s Representative

21.2.1	In addition, any notice or communication given by or on behalf of the Builder to the Buyer’s Representative will be deemed to have been given to the Buyer.

21.3	Notice to Builder’s Project Manager

21.3.1	In addition, any notice or communication given by or on behalf of the Buyer to the Builder’s Project Manager will be deemed to have been given to the Builder.

22	General Provisions

22.1	Publicity and Confidentiality

22.1.1
The Builder may take photographs and video footage of the Yacht during construction and Sea Trials and at the time of Delivery.  The Buyer (without disclosing the identity of the Yacht’s beneficial owner) will allow the publication of pictures (excluding the UBO’s room) and a brochure of the Yacht for advertising purposes and will consider to make the Yacht available to the Builder for exhibition at the Monaco Yacht Show in the first Year edition falling after Delivery on terms to be agreed with the Builder and provided that the Builder the Builder shall provide a thirty (30) Days’ prior written notice to the Buyer and will bear all costs in relation to such exhibition, including any costs for decorating or setting up the Yacht save that any other ordinary cost regarding the operation of the Yacht (including without limitation crew and insurance) will be for the Buyer’s account.  Save as provided in this Clause 22.1.1, the Yacht shall not be used for any other marketing or social events, unless agreed and consented and any damages occurred not caused by the Buyer, by the Buyer’s crew and/or by anyone acting on the instructions of the Buyer shall be for the account of the Builder.

22.1.2
Before delivery and acceptance of the Yacht and payment and satisfaction in full of the Contract Price neither the Buyer nor any of its servants or agents may publish any image or text concerning the Yacht or claiming or foreshadowing ownership of the same except with the Builder’s prior written consent or for the purpose of exercising or performing its express rights or obligations under this Contract.

22.1.3
Subject as aforesaid neither Party will publish or disclose to any person without the prior written approval of the other party the contents or import of this Contract, the General Arrangement Plan or the Specifications or the Contract Price and the Builder will not publish or disclose (and will take all reasonable precautions to ensure that its servants and agents do not publish or disclose) to any person the identity of the beneficial owner of the Yacht or of any member of the beneficial owner’s family.  The undertakings of this Clause 22.1.3 shall be effective during the term of this Contract and remain effective at any time post Delivery and after termination of this Contract (howsoever arising).

22.1.4
The foregoing restrictions will not apply to the disclosure of information by a party to its legal or other professional representatives or financiers or as required by law or as reasonably necessary in connection with the construction of the Yacht or where such information is already in the public domain otherwise than as a result of a breach of such party’s obligations.

22.2	Rights of Third Parties

22.2.1
The Contracts (Rights of Third Parties) Act 1999 will apply to this Contract insofar as is necessary or expedient to give full force and effect to the express provisions of this Contract, but otherwise no person who is not a Party to this Contract may enforce or otherwise have the benefit of any provision of this Contract under that Act.

22.3	Entire Contract

22.3.1
This Contract, the General Arrangement Plan and the Specifications (and amendments thereof) constitute the whole of the agreement between the Builder and the Buyer relating to the Yacht and save as appears expressly in this Contract, the General Arrangement Plan and the Specifications the Builder makes no representation or warranty concerning the description, quality, merchantability or performance of the Yacht or her fitness for any particular purpose and it is further agreed that the Sale of Good Act 1979 as the same might be amended or implemented will not apply to this Contract. In particular but without limitation this Contract extinguishes all prior warranties and representations (whether written or oral) concerning its subject matter which may have been made by or on behalf of the Builder.

22.4	Variation

This Contract may only be varied in writing signed by or on behalf of the Parties.

22.5	Counterparts

This Contract may be executed in any number of counterparts, each of which shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

22.6	Know your customer (KYC)

Where any law or regulation obliges the Builder to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to the Builder, the Buyer shall promptly upon the request of the Builder supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Builder (for itself or for its bank) in order for the Builder or its bank, to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations, including without limitation in relation to any checks imposed by the Office of Foreign Assets Control of the United States of America (“OFAC”). The Buyer’s obligation under this clause includes providing the Builder with updated “know your customer” documentation as may be required by the Builder from time to time.

22.7	Sanctions

In the event that the Buyer or its director(s), shareholder(s) or ultimate beneficial owner(s) should become sanctioned (including without limitation by the United Nations, European Union, United Kingdom and/ or United States of America), the Builder shall be entitled to terminate this Contract with immediate effect and the provisions of Clause 13.2 shall apply.

22.8	Illegality

If performance of this Contract by the Builder becomes illegal or forbidden by any law, regulation or ruling of any government body or entity having jurisdiction over the Builder, the Builder shall be entitled to terminate this Contract with immediate effect and the provisions of Clause 13.2 shall apply.

As witness the Parties have executed this Contract the day and year first written.

Signed by Builder duly authorised for and on behalf of Sanlorenzo Spa	) ) ) )

		sign here:	/s/ Massimo Perotti
		title:	Chairman and CEO

		print name:	Massimo Perotti

Signed by Buyer duly authorised for and on behalf of Roman Explorer Inc.	) ) ) )

		sign here:	/s/ Andreas Louka
		title:	Attorney in fact

		print name:	Andreas Louka

Schedule 1: Specifications

Schedule 2: General Arrangement Plan

Schedule 3: Change Order Form

CHANGE ORDER n°	Hull number [●]

Date:

Sanlorenzo S.p.A. (the Builder) and [●] (the Buyer) hereby agree to modify the Specifications and the General Arrangement Plan of the yacht building contract dated [●] related to the Yacht with hull number [●] as follows:

Modification description:

CHANGE ORDER DUE TO

☐	Owner’s request	☐	Classification Society’s request
☐	Captain’s request	☐	Regulatory body’s request
☐	Subcontractor’s request	☐	Indicated material not available
☐	Other

CHANGE ORDER AFFECTING

		☐	Delivery date (No)
☐	Cost	☐	Noise and vibration (No)
☐	Weight (No.)	☐	Other
☐	Speed and Range (No.)

PRICE (see annexed price breakdown)

Additional Price (€):	Price Reduction (€):

Sanlorenzo S.p.A.	Approved for and on behalf of the Owner

CHANGE ORDER n° [●]	Hull number [●]

PRICE BREAKDOWN

Description	Total

Schedule 4: Protocol of Final Delivery and Acceptance

In respect of the [●] metre luxury motor yacht [●], hull number [●] (the Yacht) Sanlorenzo S.p.A., a company duly organised and existing under the laws of Italy whose registered office is at Via Armezzone 3, Ameglia (La Spezia) Italy (the Builder) does hereby deliver the Yacht on [day] of [month and year] at [time] hours (local time) at [location] pursuant to the yacht building contract dated [●] (the Contract).

We, [●], a company organised and registered under the laws of [●] with registered office at [●] do hereby accept delivery of the Yacht pursuant to the Contract as being fully compliant with the terms of the Contract.

[day] of [month and year]

For and on behalf of

SANLORENZO S.P.A.

For and on behalf of

[●]

Schedule 5: Form of Milestone Certificate

Pursuant to Clause 3.3.1 of the yacht building contract (the Contract) between Sanlorenzo S.p.a. (the Builder) and [●] (the Buyer) for the construction of a [●] mt motor yacht identified with hull no. [●] dated [date], we hereby confirm that the instalment event described in Clause 3.2.1:

“[	]”

has been completed in accordance with the Contract.

For and on behalf of [●]

Date:

[Representative]

For and on behalf of [●]

Date:

Schedule 6: Buyer’s Decision List

Schedule 7: Form of Refund Guarantee

To:
[Beneficiary’s name]
[Beneficiary’s address]

[Place], [Date]

Our Guarantee nr. [number provided by the bank]

We have been informed by Sanlorenzo S.p.A. that:

A.
in accordance with the terms and conditions of an agreement dated [date of the contract] entered into between Sanlorenzo S.p.A. (the “Builder”) and [—] (the “Buyer”) for the construction, sale and purchase of a  60.00 metre motor yacht model 1150Exp with Hull No. 158 (the “Motor Yacht”) and entered into between Sanlorenzo S.p.A. and [Buyer’s name] (the “Buyer”) (the “Contract”), the Builder has agreed to design, construct, launch, complete, test and deliver the Motor Yacht in consideration for the agreed price of € [price in figures] ([price in letters] Euros).

B.
In accordance with Clause 3.3 of the Contract, you have to pay to the Builder [instalments in figures] ([instalments in letters]) instalments prior to delivery of the said Motor Yacht, each against an irrevocable refund guarantee from a first class bank in your favour for an equal amount to the respective instalment, as security for the Builder’s obligation to refund such instalment on proven lawful termination of the Contract by you.

C.	According to Clause 3.2.1 [instalment letter] of the Contract, you have to pay the Builder an instalment for the amount of € [amount in figures] ([amount in letters] Euros).

All the above assumed:

We [Bank name and details] hereby irrevocably guarantee and undertake to pay to you any amount you may claim in relation to such installment up to the maximum amount of € [amount in figures] ([amount in letters] Euros) on the sole condition that we receive your written request on or prior to the Expiry Date or the New Expiry Date as defined below, together with either:

(i)	the Builder’s written agreement to payment of the amount claimed, or

(ii)
a certified copy of a Court decision declaring the Builder’s insolvency (“sentenza dichiarativa di fallimento”) or any other Court decision, Court order or court resolution which acknowledges and/or declares the Builder’s insolvency and/or leads the Builder becoming subject to “concordato preventivo” or “accordo di ristrutturazione dei debiti”, or “amministrazione controllata straordinaria” or substantially equivalent procedures as confirmed by a court declaration, order or decision, or of a resolution for winding-up or a winding up (“liquidazione”) of the Builder as confirmed by a certified copy of a Court declaration or by a certified copy of an abstract from the Register of Companies, or

(iii)	confirmation from insurers of the total loss of the Motor Yacht and unfulfillment of the Builder’s obligation to reimburse any amounts due to the Buyer according to clause [●] of the Contract, or

(iv)	an Arbitration Award issued according to Clause 20.1.4 of the Contract recognizing the lawful termination of the Contract from your side.

This Refund Guarantee shall be valid until

1.	presentation by the Builder to our counters of a copy of a document named “Protocol of Delivery and Acceptance” of the above mentioned Motor Yacht duly signed by the Builder and the Buyer, or

2.	[scheduled delivery date + 200 days] (the “Expiry Date”), or

3.	restitution, within the Expiry Date or the New Expiry Date as defined below, by the Builder to our counters of the original of this Refund Guarantee whichever comes earlier, provided always that where construction of the Motor Yacht is continuing but has not been completed on the Expiry Date, we hereby irrevocably accept to extend the validity of this Refund Guarantee, after receiving from the Buyer or the Builder, within the Expiry Date, a written instruction indicating the new agreed Expiry Date, in which case the validity of this Refund Guarantee will be automatically extended until [Expiry Date + 270 days] (the “New Expiry Date”).

Request for payment hereunder, if any, must be received by us (at the address mentioned above) by registered mail, courier or swift not later than the Expiry Date or the New Expiry Date, after which this Refund Guarantee will become null and void under all respects, regardless of the restitution of the present document to us.

Notwithstanding the above mentioned Expiry Date or New Expiry Date of this Refund Guarantee, in case we receive notification from you or from the Builder, within the Expiry Date or the New Expiry Date, stating that a dispute has arisen between the parties and it has been deferred to Arbitration in accordance with the provisions of the Contract, the period of validity of this guarantee shall be extended until thirty (30) days after the final award is be rendered in the arbitration, but anyhow not later than [scheduled delivery date + 3 years]. In that event, any claim for payment must be presented to us within [scheduled delivery date + 3 years] together with an authenticated copy of the final award in the proceedings justifying your claim.

In case of the presentation of your written request (also regarding the extension of this Refund Guarantee) the same must be signed on your behalf by a person appointed by you whose name will be notified to us and the relevant signature must be duly authenticated by a bank or by a notary public. As an alternative, the request shall be sent by authenticated swift through one of our correspondent banks to our swift address [●].

The beneficiary may transfer or assign this Refund Guarantee solely with the prior written approval of the Bank, whose consent shall not be unreasonably withheld or delayed. The beneficiary shall notify the bank of any of such transfer or assignment.

This Refund Guarantee shall come into force upon receipt of the payment of the amount of € [amount in figures] ([amount in letters] Euros) in favour of the Builder on their bank account no. [account number] with [Bank name] (SWIFT BIC [●], IBAN [●]).

This Refund Guarantee is governed by Italian law and we submit to the exclusive jurisdiction of the Italian Courts in all matters arising out of this Refund Guarantee.